Dreyfus BASIC S&P 500 Stock Index Fund

Seeks to match the total return of the Standard & Poor's® 500
Composite Stock Price Index by investing in equity securities

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund



GOAL/APPROACH

The fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500®). This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 95% of its assets in common stocks included in the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index. The S&P 500® is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. Each company's stock is weighted by the number of available float shares (i.e., those shares available to investors) divid- ed by the total shares outstanding, which means larger companies with more available float shares have greater representation in the index than small- er ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

Index funds: mutual funds that are designed to meet the performance of an underlying benchmark index.

To replicate index performance, the manager uses a passive management approach and purchases all or a representative sample of the securities comprising the benchmark index. Because the fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

"Standard & Poor's®," "S&P®," "Standard & Poor's® 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

Other potential risks

The fund may invest in stock index futures contracts whose performance is tied to the S&P 500 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P 500®, a broad measure of large-cap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not rel–evant to investors who hold their shares through tax–deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**4.75%**	**0.33%**	**8.84%**
Fund *returns after taxes on distributions*	**4.50%**	**-0.05%**	**8.22%**
Fund *returns after taxes on distributions and sale of fund shares*	**3.42%**	**0.11%**	**7.48%**
S&P 500 *reflects no deduction for fees, expenses or taxes*	**4.91%**	**0.54%**	**9.07%**

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '98	+21.32%
Worst Quarter:	Q3 '02	-17.29%



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.20%
Other expenses	0.00%
Total	**0.20%**

Expense example

1 Year	3 Years	5 Years	10 Years
$20	**$64**	**$113**	**$255**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors and extraordinary expenses.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.20% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Thomas Durante is the fund's primary portfolio manager. Mr. Durante has been the primary portfolio manager of the fund since January 2002 and has been employed by Dreyfus since August 1982. He is also a portfolio manager with Mellon Equity Associates, an affiliate of Dreyfus, and has been employed by Mellon Bank, N.A. since January 2000. The Statement of Additional Information (SAI) provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Dreyfus manages the fund by making investment decisions based on the fund's investment objective, policies and restrictions in seeking to match the performance of the S&P 500®.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

This table describes the fund's performance for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| | | *Year Ended October 31,* | | | | |
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		23.66	21.99	18.51	22.16	29.94
Investment operations:	Investment income – net[1]	.48	.35	.31	.29	.28
	Net realized and unrealized gain (loss) on investments	1.52	1.65	3.45	(3.64)	(7.72)
Total from investment operations		2.00	2.00	3.76	(3.35)	(7.44)
Distributions:	Dividends from investment income – net	(.48)	(.33)	(.28)	(.30)	(.30)
	Dividends from net realized gain on investments	–	–	–	–	(.04)
Total distributions		(.48)	(.33)	(.28)	(.30)	(.34)
Net asset value, end of period		25.18	23.66	21.99	18.51	22.16
Total Return (%)		8.48	9.19	20.56	(15.32)	(25.08)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.20	.20	.20	.20	.20
Ratio of net investment income to average net assets		1.91	1.51	1.59	1.35	1.10
Portfolio turnover rate		9.01	4.21	8.01	4.72	6.34
Net assets, end of period ($ x 1,000)		1,433,403	1,338,323	1,331,547	1,114,140	1,292,792

[1] *Based on average shares outstanding at each month end.*

Your Investment



ACCOUNT POLICIES

Buying shares

You pay no sales charges to invest in this fund. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Please see "Account Policies — General Policies" for information about the fund's frequent trading policy.

Minimum investments

	Initial	Additional
Regular accounts	$10,000	$1,000* $100 *for Dreyfus TeleTransfer investments*
Traditional IRAs	$5,000	$1,000**
Spousal IRAs	$5,000	$1,000**
Roth IRAs	$5,000	$1,000**
Dreyfus automatic investment plans	n/a	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

* *$100 for investors who have held shares since September 14, 1995.*
** *No minimum for investors who have held shares since September 14, 1995.*

Concepts to understand

Traditional IRA: an individual retirement account. Your contributions may or may not be deductible depending on your circumstances. Assets grow tax-deferred; withdrawals and distributions are taxable in the year made.

Spousal IRA: an IRA funded by a working spouse in the name of a nonworking spouse.

Roth IRA: an IRA with non-deductible contributions, and tax-free growth of assets and distributions to pay retirement expenses, provided certain conditions are met.

For more complete IRA information, consult Dreyfus or your tax professional.

Third-party investments: If you invest through a third party (rather than directly with Dreyfus), the policies, limitations and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any cer-tificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

• if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

• the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online through www.dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

• amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

• requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $5,000*, the fund may ask you to increase your balance. If it is still below $5,000* after 45 days, the fund may close your account and send you the proceeds.

* Below $500 if you have been a fund shareholder since September 14, 1995.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each ser-vice, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express® voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

Complete the application. Mail your application and a check to: The Dreyfus Family of Funds P.O. Box 55299, Boston, MA 02205-8553	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: The Dreyfus Family of Funds P.O. Box 105, Newark, NJ 07101-0105	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55263, Boston, MA 02205-8501

 **By Telephone**

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044288 • the fund name • your account number • name(s) of investor(s) Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044288 • the fund name • your account number • name(s) of investor(s) **Electronic check** Same as wire, but insert "411" before your 14-digit account number. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check. **Check** Call us to request your transaction. A check will be sent to the address of record.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail in the slip and the check (see "To Open an Account" at left).

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number
• the fund name
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required. (See "Account Policies – Selling Shares").

Mail in your request (see "To Open an Account" at left).

 By Telephone

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044288
• the fund name
• your account number
• name of investor
• the contribution year

Electronic check Same as wire, but insert "411" before your 14-digit account number.

Telephone Contribution Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).

 Automatically

TO ADD TO AN ACCOUNT

All services Call us to request a form to add an automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

All contributions will count as current year.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Trust Company, Custodian

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

NOTES

For More Information

Dreyfus BASIC S&P 500 Stock Index Fund

A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings Reports. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

   SEC http://www.sec.gov

   Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0713P0306

Dreyfus Bond Market
Index Fund

Seeks to match the total return of the Lehman Brothers
U.S. Aggregate Index by investing in bonds

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

Dreyfus Bond Market Index Fund

Ticker Symbols   BASIC shares: **DBIRX**
Investor shares: **DBMIX**

The Fund



GOAL/APPROACH

The fund seeks to match the total return of the Lehman Brothers U.S. Aggregate Index. Total return includes changes in the fund's share price as well as interest income. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in bonds that are included in the index. To maintain liquidity, the fund may invest up to 20% of its assets in various short-term, fixed-income securities and money market instruments.

As the fund grows, it expects to have a correlation between its performance and that of the index of at least .95 before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund's investments are selected by a "sampling" process. By using this sampling process, the fund typically will not invest in all of the securities in the index.

The Lehman Brothers U.S. Aggregate Index is a broad-based, unmanaged index that covers the U.S. investment grade fixed-rate bond market and is comprised of U.S. government, corporate, mortgage-backed and asset-backed securities. Most of the bonds in the index are issued by the U.S. Treasury and other U.S. government and agency issuers. Lehman Brothers is not affiliated with this fund, and it does not sell or endorse the fund, nor does it guarantee the performance of the fund or the index.

Concepts to understand

Index funds: mutual funds that are designed to meet the performance of an underlying benchmark index. In seeking to match index performance, the manager uses a passive management approach and purchases all or a representative sample of the bonds comprising the benchmark index. Because the fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Sampling: a statistical process used to select bonds so that the fund has investment characteristics that closely approximate those of the index.

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of "AAA" or "Aaa" (highly unlikely to default) through a low of "D" (companies already in default).

Investment grade bonds: bonds rated "BBB" or "Baa" or above by nationally recognized rating agencies are considered investment grade.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor performance among bonds. The correlation between fund and index performance may be affected by the fund's expenses and use of sampling techniques, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates. During periods of market illiquidity or rising interest rates, prices of the fund's "callable" issues are subject to increased price fluctuation.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry.

- *Liquidity risk.* When there is no little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

Other potential risks

General downturns in the economy could cause the value of asset-backed securities to fall, and the risk that any recovery on repossessed collateral might be inadequate is greater than for mortgage-backed securities.

While some of the fund's securities may carry guarantees of the U.S. government or its agencies, these guarantees do not apply to shares of the fund itself.

To the extent that the fund invests in securities not included in the index to maintain liquidity, it will not achieve its goal of matching the total return of the index.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's BASIC shares from year to year. The table compares the aver‑age annual total returns of each of the fund's share classes to those of the Lehman Brothers U.S. Aggregate Index, a broad-based, unmanaged, market-weighted index covering the U.S. investment grade fixed-rate bond market. All returns assume reinvest‑ment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance of each share class will vary from the performance of the fund's other share class due to differences in charges and expenses.

After-tax performance is shown only for BASIC shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal mar‑ginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may dif‑fer from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/05*

Share class/inception date	1 Year	5 Years	10 Years
BASIC shares (11/30/93) *returns before taxes*	2.18%	5.60%	5.80%
BASIC shares *returns after taxes on distributions*	0.58%	3.69%	3.53%
BASIC shares *returns after taxes on distributions and sale of fund shares*	1.41%	3.64%	3.54%
Investor shares (4/28/94) *returns before taxes*	2.02%	5.36%	5.55%
Lehman Brothers U.S. Aggregate Index *reflects no deduction for fees, expenses or taxes*	2.43%	5.87%	6.16%

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
BASIC shares



	96	97	98	99	00	01	02	03	04	05
	2.20	9.42	8.93	-1.06	11.00	8.06	10.05	3.75	4.15	2.18

Best Quarter:	Q3 '02	+4.81%
Worst Quarter:	Q1 '96	-2.48%



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

	BASIC shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Management fees	0.15%	0.15%
Rule 12b-1 fee	none	0.25%
Other expenses	0.00%	0.00%
Total	**0.15%**	**0.40%**

Expense example

	1 Year	3 Years	5 Years	10 Years
BASIC shares	**$15**	**$48**	**$85**	**$192**
Investor shares	**$41**	**$128**	**$224**	**$505**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.15% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus manages the fund by making investment decisions based on the fund's investment objective, policies and restrictions in seeking to match the total return of the Lehman Brothers U.S. Aggregate Index.

Laurie Carroll is the primary portfolio manager of the fund. She has held this position since the fund's inception and has been employed by Dreyfus since October 1994. Ms. Carroll also is the director of index and short-duration strategies, responsible for overseeing the development of and strategy for all index and short-duration portfolios, with Standish Mellon Asset Management, LLC, a subsidiary of Mellon Financial and an affiliate of Dreyfus. Ms. Carroll joined Mellon Bond Associates in 1988, which merged into Standish Mellon in July 2003. The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

BASIC shares		*Year Ended October 31,*				
		2005	2004	2003	2002[1]	2001
Per-Share Data ($):						
Net asset value, beginning of period		10.39	10.36	10.39	10.35	9.63
Investment operations:	Investment income − net	.44[2]	.43[2]	.43[2]	.54[2]	.61
	Net realized and unrealized gain (loss) on investments	(.34)	.11	.02	.05	.72
Total from investment operations		.10	.54	.45	.59	1.33
Distributions:	Dividends from investment income − net	(.46)	(.46)	(.48)	(.55)	(.61)
	Dividends from net realized gain on investments	(.01)	(.05)	(.00)[3]	−	−
Total distributions		(.47)	(.51)	(.48)	(.55)	(.61)
Net asset value, end of period		10.02	10.39	10.36	10.39	10.35
Total Return (%)		.97	5.29	4.36	5.95	14.25
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.15	.15	.15	.15	.15
Ratio of net investment income to average net assets		4.31	4.19	4.06	5.32	6.11
Portfolio turnover rate		46.96	44.84	99.57	37.69	90.97
Net assets, end of period ($ x 1,000)		187,827	171,827	140,249	103,194	82,050

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.40% to 5.32%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] Amount represents less than $.01.

Investor shares		*Year Ended October 31,*				
		2005	2004	2003	2002[1]	2001
Per-Share Data ($):						
Net asset value, beginning of period		10.38	10.35	10.38	10.34	9.62
Investment operations:	Investment income − net	.41[2]	.41[2]	.40[2]	.51[2]	.59
	Net realized and unrealized gain (loss) on investments	(.34)	.10	.02	.05	.72
Total from investment operations		.07	.51	.42	.56	1.31
Distributions:	Dividends from investment income − net	(.43)	(.43)	(.45)	(.52)	(.59)
	Dividends from net realized gain on investments	(.01)	(.05)	(.00)[3]	−	−
Total distributions		(.44)	(.48)	(.45)	(.52)	(.59)
Net asset value, end of period		10.01	10.38	10.35	10.38	10.34
Total Return (%)		.72	5.02	4.10	5.68	13.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.40	.40	.40	.40	.40
Ratio of net investment income to average net assets		4.06	3.94	3.77	5.04	5.85
Portfolio turnover rate		46.96	44.84	99.57	37.69	90.97
Net assets, end of period ($ x 1,000)		211,701	208,234	218,731	110,923	62,314

[1] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.11% to 5.04%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.*

[2] *Based on average shares outstanding at each month end.*

[3] *Amount represents less than $.01.*

Your Investment



ACCOUNT POLICIES

Buying shares

The fund offers two share classes — BASIC shares and Investor shares. Both classes of shares are offered to any investor. The classes differ in their expenses, minimum purchase and account balance requirements, and the services they offer to shareholders. **You pay no sales charges** to invest in this fund. Your price for fund shares is the net asset value per share (NAV) for the class of shares you purchase, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's investments generally are valued by one or more independent pricing services approved by the fund's board or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Using fair value to price investments may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Minimum investments

	Initial	Additional
BASIC shares		
Regular accounts	$10,000	$1,000*; $100 *for Dreyfus TeleTransfer investments*
Traditional IRAs, Spousal IRAs, Roth IRAs	$5,000	$1,000**
Education Savings Accounts	n/a	n/a
Dreyfus automatic investment plans	n/a	$100
Investor shares		
Regular accounts	$2,500***	$100
Traditional IRAs, Spousal IRAs, Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*
Dreyfus automatic investment plans	$100	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

  * *$100 for shareholders who have held BASIC shares since August 14, 1997.*

 ** *No minimum for shareholders who have held BASIC shares in such accounts since August 14, 1997.*

*** *$1,000 for clients of certain agents and certain other purchases.*

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, the fund's investments are generally valued by using available market quotations or at fair value, which may be determined by one or more pricing services approved by the fund's board.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any cer–tificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

· if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

· the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online through www.dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

· amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

· requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $5,000* in the BASIC share class, or below $500 in the Investor share class, the fund may ask you to increase your balance. If it is still below the minimum balance amount after 45 days, the fund may close your account and send you the proceeds.

* *Below $500 for holders of BASIC shares since August 14, 1997.*

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies, limitations and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends monthly and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online through **www.dreyfus.com.** Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online through **www.dreyfus.com**, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express® voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES



In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501



By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name and the share class
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name and the share class
• your account number
• name(s) of investor(s)

Electronic check Same as wire, but before your 14-digit account number insert "445" for BASIC shares **or** "446" for Investor shares.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.

Check Call us to request your transaction. A check will be sent to the address of record.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
Without any initial investment (Investor shares only) Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you.		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and share class and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail in the slip and the check (see "To Open an Account" at left).

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required. (See "Account Policies – Selling Shares").

Mail in your request (see "To Open an Account" at left).

 **By Telephone**

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name and the share class
• your account number
• name of investor
• the contribution year

Electronic check Same as wire, but before your 14-digit account number insert "445" for BASIC shares **or** "446" for Investor shares.

Telephone Contribution Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).

 **Automatically**

TO OPEN AN ACCOUNT

Without any initial investment (Investor shares only) Call us to request a Dreyfus Step Program form. Complete and return the form along with your application.

TO ADD TO AN ACCOUNT

All services Call us to request a form to add an automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

All contributions will count as current year.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Trust Company, Custodian

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

    SEC http://www.sec.gov

    Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Bond Market Index Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month–end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.



Dreyfus
Disciplined Stock Fund

Seeks capital appreciation by investing
in large-cap stocks

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue this goal, the fund normally invests at least 80% of its assets in stocks. The fund focuses on stocks of large-cap companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's® 500 Composite Stock Price Index (S&P 500).

In selecting securities, Dreyfus uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

Finally, Dreyfus manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P 500.

Concepts to understand

Large-cap companies: generally, established companies that are considered "known quantities," with market capitalizations of $5 billion or more at the time of purchase. Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis, and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P 500: an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy. The S&P 500 is often considered a proxy for the stock market in general.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Value and growth stock risk.* By investing in a mix of value and growth companies, the fund assumes the risks of both. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

Although the fund invests principally in the securities of U.S. issuers, it may invest in ADRs, which represent indirect ownership of securities issued by foreign companies, and, to a limited extent, in foreign securities. The securities of foreign issuers carry additional risks such as less liquidity, changes in currency exchange rates, a lack of comprehensive company information, differing auditing and legal standards and political and economic instability.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P 500, a broad measure of large-cap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '98	**+22.56%**	
Worst Quarter:	Q3 '02	**-15.97%**	

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**6.26%**	**-1.17%**	**7.75%**
Fund *returns after taxes on distributions*	**6.16%**	**-1.31%**	**6.80%**
Fund *returns after taxes on distributions and sale of fund shares*	**4.19%**	**-1.04%**	**6.39%**
S&P 500 *reflects no deduction for fees, expenses or taxes*	**4.91%**	**0.54%**	**9.07%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.90%
Rule 12b-1 fee	0.10%
Other expenses	0.00%
Total	**1.00%**

Expense example

1 Year	3 Years	5 Years	10 Years
$102	**$318**	**$552**	**$1,225**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

For the period from November 1, 2004 through October 31, 2005, Dreyfus assumed certain expenses of the fund pursuant to an undertaking, reducing total expenses from 1.00% to 0.90%. This undertaking was voluntary.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.80% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semi-annual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The fund's primary portfolio manager is Sean P. Fitzgibbon. Mr. Fitzgibbon has held this position and been employed by Dreyfus since October 2004. He also is a senior vice president, portfolio manager, analyst and member of the U.S. Large Cap Core Equity Team at The Boston Company Asset Management, LLC, a Dreyfus affiliate, where he has been employed since 1991. The Statement of Additional Information (SAI) provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

This table describes the fund's performance for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all divi- dends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	30.02	28.64	25.06	29.57	42.34
Investment operations: Investment income – net[1]	.34	.19	.17	.12	.05
Net realized and unrealized gain (loss) on investments	2.46	1.38	3.58	(4.53)	(10.87)
Total from investment operations	2.80	1.57	3.75	(4.41)	(10.82)
Distributions: Dividends from investment income – net	(.30)	(.19)	(.17)	(.10)	(.03)
Dividends from net realized gain on investments	–	–	–	–	(1.92)
Total distributions	(.30)	(.19)	(.17)	(.10)	(1.95)
Net asset value, end of period	32.52	30.02	28.64	25.06	29.57
Total Return (%)	9.37	5.54	14.99	(14.96)	(26.63)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets	.90	.93	1.00	1.00	1.00
Ratio of net investment income to average net assets	1.06	.66	.66	.41	.16
Portfolio turnover rate	68.42	79.49	50.96	41.46	53.68
Net assets, end of period ($ x 1,000)	1,075,938	1,245,344	1,464,281	1,560,441	2,362,569

[1] *Based on average shares outstanding at each month end.*

Your Investment



ACCOUNT POLICIES

Buying shares

You pay no sales charges to invest in this fund. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business.

Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund. Please see "Your Investment — Account Policies — General Policies" for information about the fund's freqent trading policy.

Minimum investments

	Initial	Additional
Regular accounts	$2,500	$100
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*
Dreyfus automatic investment plans	$100	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Traditional IRA: an individual retirement account. Your contributions may or may not be deductible depending on your circumstances. Assets grow tax-deferred; withdrawals and distributions are taxable in the year made.

Spousal IRA: an IRA funded by a working spouse in the name of a nonworking spouse.

Roth IRA: an IRA with nondeductible contributions, and tax-free growth of assets and distributions to pay retirement expenses, provided certain conditions are met.

Education Savings Account: an IRA with nondeductible contributions, and tax-free growth of assets and distributions, if used to pay certain educational expenses.

For more complete IRA information, consult Dreyfus or your tax professional.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online through www.dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

* change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
* change its minimum or maximum investment amounts
* delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
* "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
* refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends quarterly and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

Complete the application. Mail your application and a check to: The Dreyfus Family of Funds P.O. Box 55299, Boston, MA 02205-8553	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: The Dreyfus Family of Funds P.O. Box 105, Newark, NJ 07101-0105	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Account Policies − Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55263, Boston, MA 02205-8501

 By Telephone

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • your account number • name(s) of investor(s) Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • your account number • name(s) of investor(s) **Electronic check** Same as wire, but insert "405" before your 14-digit account number. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check. **Check** Call us to request your transaction. A check will be sent to the address of record.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.
1-800-645-6561
Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

Without any initial investment Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you.

All services Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 — **In Writing**

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail in the slip and the check (see "To Open an Account" at left).

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number
• the fund name
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail in your request (see "To Open an Account" at left).

 — **By Telephone**

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• your account number
• name of investor
• the contribution year

Electronic check Same as wire, but insert "405" before your 14-digit account number.

Telephone Contribution Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).

 — **Automatically**

TO OPEN AN ACCOUNT

Without any initial investment Call us to request a Dreyfus Step Program form. Complete and return the form along with your application.

TO ADD TO AN ACCOUNT

All services Call us to request a form to add an automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

All contributions will count as current year.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Trust Company, Custodian

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

NOTES

For More Information

Dreyfus Disciplined Stock Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month–end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one–month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of port–folio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

   SEC http://www.sec.gov

   Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0728P0306

Dreyfus Institutional Prime Money Market Fund

Dreyfus Institutional Government Money Market Fund

Dreyfus Institutional U.S. Treasury Money Market Fund

Seeking a high level of current income
and a stable $1.00 share price

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Funds

Your Investment

For More Information

See back cover.

The Funds

Dreyfus Institutional Prime Money Market Fund

Dreyfus Institutional Government Money Market Fund

Dreyfus Institutional U.S. Treasury Money Market Fund

Series of The Dreyfus/Laurel Funds, Inc.



INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other funds. This combined prospectus has been prepared for the convenience of investors so that investors can consider three investment choices in one document.

Each fund seeks to maintain a stable share price (although it cannot guarantee that it will always do so) and is designed to offer a high level of current investment income consistent with stability of principal and high liquidity.

The main differences among these funds are the securities in which they invest. Dreyfus Institutional Prime Money Market Fund invests in a range of high quality money market instruments. Dreyfus Institutional Government Money Market Fund invests primarily in money market instruments issued or guaranteed by the U.S. government and its agencies and instrumentalities. Dreyfus Institutional U.S. Treasury Money Market Fund maintains an even higher quality standard by investing exclusively in U.S. Treasury obligations and repurchase agreements secured by such obligations.



GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue its goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies and instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by U.S. or foreign banks or their subsidiaries or branches
- repurchase agreements, including tri-party repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

Concepts to understand

Money market fund: a specific type of mutual fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the fund.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- adverse developments could occur in the banking industry, which issues or guarantees many of the securities the fund typically owns
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, although the degree of safety is somewhat less.

Generally, the fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance (before and after taxes) is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



5.27	5.47	5.38	5.00	6.28	4.02	1.53	0.90	1.09	3.00
96	97	98	99	00	01	02	03	04	05

Best Quarter:	**Q3 '00**	**+1.63%**
Worst Quarter:	**Q1 '04**	**+0.19%**

Average annual total returns *as of 12/31/05*

1 Year	5 Years	10 Years
3.00%	**2.10%**	**3.78%**

The fund's 7-day yield on 12/31/05 was 3.96%. For the fund's current yield, call toll-free **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in this fund, but also has the potential to make money.



EXPENSES

Fund investors pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.15%
Shareholder services fee	0.15%
Other expenses	0.00%
Total	**0.30%**

Expense example

1 Year	3 Years	5 Years	10 Years
$31	**$97**	**$169**	**$381**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether the investor sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees (shareholder services fee in the case of this fund) and extraordinary expenses.

Shareholder services fee: the fee paid to certain banks, brokers or dealers and other financial institutions for shareholder services. This fee is paid out of the fund's assets on an ongoing basis, and over time it will increase the cost of a shareholder's investment in the fund.

Dreyfus Institutional Government Money Market Fund

Ticker Symbol: **DIGXX**



GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue its goal, the fund normally invests at least 80% of its assets in money market instruments issued or guaranteed by the U.S. government and its agencies and instrumentalities. These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government. The fund may also invest in repurchase agreements, including tri–party repurchase agreements.

Concepts to understand

Money market fund: a specific type of mutual fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

· maintain an average dollar-weighted portfolio maturity of 90 days or less

· buy individual securities that have remaining maturities of 13 months or less

· invest only in high quality, dollar-denominated obligations

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the fund.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. In addition, interest rates could drop, thereby reducing the fund's yield.

Certain U.S. government agency securities are backed by the right of the issuer to borrow from the U.S. Treasury, or are supported only by the credit of the issuer or instrumentality. While the U.S. government provides financial support to U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance (before and after taxes) is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



5.18	5.32	5.25	4.83	6.12	3.88	1.50	0.86	1.05	2.93
96	97	98	99	00	01	02	03	04	05

Best Quarter:	**Q3 '00**	**+1.59%**
Worst Quarter:	**Q1 '04**	**+0.18%**

Average annual total returns *as of 12/31/05*

1 Year	5 Years	10 Years
2.93%	**2.04%**	**3.67%**

The fund's 7-day yield on 12/31/05 was 3.96%. For the fund's current yield, call toll-free **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in this fund, but also has the potential to make money.



EXPENSES

Fund investors pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.15%
Shareholder services fee	0.15%
Other expenses	0.00%
Total	**0.30%**

Expense example

1 Year	3 Years	5 Years	10 Years
$31	**$97**	**$169**	**$381**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether the investor sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees (shareholder services fee in the case of this fund) and extraordinary expenses.

Shareholder services fee: the fee paid to certain banks, brokers or dealers and other financial institutions for shareholder services. This fee is paid out of the fund's assets on an ongoing basis, and over time it will increase the cost of a shareholder's investment in the fund.

Dreyfus Institutional U.S. Treasury Money Market Fund

Ticker Symbol: **DITXX**

 GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to strict federal requirements and must maintain an average dollar-weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements, including tri-party repurchase agreements, secured by these obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

 MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasury securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. In addition, interest rates could drop, thereby reducing the fund's yield.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance (before and after taxes) is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



5.08	5.21	5.12	4.62	5.86	3.82	1.45	0.80	0.99	2.80
96	97	98	99	00	01	02	03	04	05

Best Quarter:	**Q4 '00**	**+1.52%**
Worst Quarter:	**Q1 '04**	**+0.17%**

Average annual total returns *as of 12/31/05*

1 Year	5 Years	10 Years
2.80%	**1.97%**	**3.56%**

The fund's 7-day yield on 12/31/05 was 3.58%. For the fund's current yield, call toll-free **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in this fund, but also has the potential to make money.



EXPENSES

Fund investors pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.15%
Shareholder services fee	0.15%
Other expenses	0.00%
Total	**0.30%**

Expense example

1 Year	3 Years	5 Years	10 Years
$31	**$97**	**$169**	**$381**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether the investor sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees (shareholder services fee in the case of this fund) and extraordinary expenses.

Shareholder services fee: the fee paid to certain banks, brokers or dealers and other financial institutions for shareholder services. This fee is paid out of the fund's assets on an ongoing basis, and over time it will increase the cost of a shareholder's investment in the fund.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.15% of the fund's average daily net assets. A discussion regarding the basis for the board's approving each fund's management agreement with Dreyfus is available in the fund's semiannual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any shareholder services fees paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits their personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe each fund's performance for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much an investment in a fund would have increased (or decreased) during each period, assuming reinvest-ment of all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with each fund's financial statements, is included in the respective fund's annual report, which is available upon request.

			Year Ended October 31,			
Dreyfus Institutional Prime Money Market Fund		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.026	.009	.010	.017	.047
Distributions:	Dividends from investment income − net	(.026)	(.009)	(.010)	(.017)	(.047)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		2.64	.93	.98	1.68	4.76
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.30	.30	.30	.30	.30
Ratio of net investment income to average net assets		2.56	.93	.98	1.66	4.69
Net assets, end of period ($ x 1,000)		304,777	492,454	562,529	720,952	670,915

			Year Ended October 31,			
Dreyfus Institutional Government Money Market Fund		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.026	.009	.009	.016	.045
Distributions:	Dividends from investment income − net	(.026)	(.009)	(.009)	(.016)	(.045)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		2.58	.89	.93	1.66	4.59
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.30	.30	.30	.30	.30
Ratio of net investment income to average net assets		2.57	.83	.97	1.65	4.08
Net assets, end of period ($ x 1,000)		183,010	208,809	329,410	822,496	624,020

Dreyfus Institutional U.S. Treasury Money Market Fund	*Year Ended October 31,*				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income – net	.024	.008	.009	.016	.044
Distributions: Dividends from investment income – net	(.024)	(.008)	(.009)	(.016)	(.044)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.45	.84	.88	1.59	4.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	2.37	.84	.89	1.56	4.52
Net assets, end of period ($ x 1,000)	256,803	344,847	541,549	615,142	420,096

Your Investment



ACCOUNT POLICIES

Buying shares

Investors pay no sales charges to invest in these funds. The price for fund shares is the net asset value per share (NAV) for the shares purchased. For the Dreyfus Institutional Government Money Market Fund and the Dreyfus Institutional U.S. Treasury Money Market Fund, the NAV generally is calcu-lated at 3:00 p.m., Eastern time, on days the New York Stock Exchange (NYSE) is open for regular business. The NAV of the Dreyfus Institutional Prime Money Market Fund generally is calculated at 5:00 p.m., Eastern time, on days the NYSE is open for regular business. Orders (except through Dreyfus TeleTransfer) will be priced at the NAV next calculated after they are received in proper form by a fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000,000**	**no minimum; $100** *for Dreyfus TeleTransfer investments*
Dreyfus automatic investment plans	**n/a**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. Investors may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, a fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains and losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. Each fund uses this valuation method pursuant to Rule 2a-7 under the Investment Company Act of 1940 in order to be able to price its shares at $1.00 per share. In accordance with Rule 2a-7, each fund is subject to certain maturity, quality, and diversification requirements to help maintain the $1.00 share price.

Selling shares

Investors may sell (redeem) shares at any time. Shares will be sold at the next NAV calculated after a sale order is received in proper form by a fund's transfer agent or other authorized entity. Any cer–tificates representing fund shares being sold must be returned with the redemption request. Orders will be processed promptly and investors will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone

Proceeds sent by	Minimum	Maximum
Check	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

For the Dreyfus Institutional Prime Money Market Fund, shares for which the purchase order (except through Dreyfus TeleTransfer) is received by the transfer agent or other authorized entity in proper form by 5:00 p.m., Eastern time, will receive the dividend declared that day if federal funds are received by 6:00 p.m., Eastern time. For the Dreyfus Institutional Government Money Market Fund and the Dreyfus Institutional U.S. Treasury Money Market Fund, shares begin accruing dividends on the day the purchase order (except through Dreyfus TeleTransfer) is effected if the instructions to pur–chase shares and payment are received by the trans–fer agent or other authorized entity before 3:00 p.m., Eastern time. The proceeds of a redemption requested to be made by wire ordinarily will be sent on the day the request is effective, and the shares will not receive the dividend declared that day.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies, limitations and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Unless an investor declines telephone privileges on the application, the investor may be responsible for any fraudulent telephone order as long as Dreyfus takes reasonable measures to verify the order.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts, or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the fund has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the relevant fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from such fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds, which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions, or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the primary trading markets are open and the fund's management determines to do so.

Small account policy

If an investor's account falls below $10,000*, the fund may ask that the balance be increased. If it is still below $10,000* after 45 days, the fund may close the account and send the investor the proceeds.

* $500 or less if an investor has been a fund shareholder since September 14, 1995.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Dividends and other distributions paid by each fund are subject to federal income tax, and may be subject to state and local taxes (unless you are investing through a tax-advantaged retirement account).

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Exchange privilege

Investors can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. Investors can request an exchange in writing or by phone. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as an original account (as long as they are available). There is currently no fee for exchanges, although an investor may be charged a sales load when exchanging into any fund that has one.

Dreyfus Auto-Exchange privilege

Dreyfus Auto-Exchange privilege enables an investor to invest regularly (on a semi-monthly, quarterly or annual basis), in exchange for shares of a fund, in shares of certain other Dreyfus funds. There is currently no fee for this privilege.

Dreyfus TeleTransfer privilege

To move money between a bank account and a Dreyfus fund account with a phone call, an investor can use the Dreyfus TeleTransfer privilege. Investors can set up Dreyfus TeleTransfer on an account by providing bank account information and following the instructions on the application.

Other automatic services

Certain other services for buying and selling shares automatically are offered by the funds. See the Statement of Additional Information (SAI) for further information.

INSTRUCTIONS FOR **ACCOUNTS**

(Different instructions apply for IRA rollover accounts. See the SAI or call 1-800-645-6561.)

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 —In Writing—

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501

 —By Telephone—

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• Dreyfus Institutional Prime
  Money Market Fund
  ABA# 011001234
  DDA# 044288
• Dreyfus Institutional Government
  Money Market Fund
  ABA# 011001234
  DDA# 044288
• Dreyfus Institutional U.S. Treasury
  Money Market Fund
  ABA# 011001234
  DDA# 044288
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• Dreyfus Institutional Prime
  Money Market Fund
  ABA# 011001234
  DDA# 044288
• Dreyfus Institutional Government
  Money Market Fund
  ABA# 011001234
  DDA# 044288
• Dreyfus Institutional U.S. Treasury
  Money Market Fund
  ABA# 011001234
  DDA# 044288
• your account number
• name(s) of investor(s)

Electronic check Same as wire, but before your 14-digit account number insert the appropriate number as shown below.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.

Check Call us to request your transaction. A check will be sent to the address of record.

 —Automatically—

TO OPEN AN ACCOUNT

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

TO ADD TO AN ACCOUNT

All services Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

TO SELL SHARES

Dreyfus Automatic Withdrawal Plan Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $10,000 or more.

To reach Dreyfus,
call toll free in the U.S. **1-800-645-6561.**

Outside the U.S. **516-794-5452.**

Make checks payable to: **The Dreyfus Family of Funds.**

Electronic check numbers

Dreyfus Institutional Prime Money Market Fund:
  "464"

Dreyfus Institutional Government Money Market Fund:
  "461"

Dreyfus Institutional U.S. Treasury Money Market Fund:
  "467"

For More Information

Dreyfus Institutional Prime
Money Market Fund

Dreyfus Institutional Government
Money Market Fund

Dreyfus Institutional U.S. Treasury
Money Market Fund

Series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on these funds is available free upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The funds' most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about a fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus Money Market Reserves
Dreyfus U.S. Treasury Reserves
Dreyfus Municipal Reserves

Seeking current income, safety of principal and liquidity
by investing in high-quality, short-term securities

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®
A MELLON FINANCIAL COMPANYSM

Contents

For More Information

See back cover.

The Funds

Dreyfus Money Market Reserves
Dreyfus U.S. Treasury Reserves
Dreyfus Municipal Reserves

Series of The Dreyfus/Laurel Funds, Inc.



INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other funds. This combined prospectus has been prepared for the convenience of investors so that investors can consider three investment choices in one document.

Each fund seeks to maintain a stable share price (although it cannot guarantee that it will always do so) and is designed to offer current investment income and high liquidity.

The main differences among these funds are the securities in which they invest. Dreyfus Money Market Reserves invests in a range of high-quality money market instruments. Dreyfus U.S. Treasury Reserves maintains an even higher quality standard by investing exclusively in U.S. Treasury obligations and repurchase agreements secured by such obligations. Dreyfus Municipal Reserves invests in municipal obligations from around the country, allowing the fund's dividends to be free from federal income tax in most cases.

Dreyfus Money Market Reserves

Ticker Symbols: Class R shares **DPOXX**
Investor shares **DPIXX**



GOAL/APPROACH

The fund seeks a high level of current income con-sistent with stability of principal. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to maturi-ty, quality and diversification requirements designed to help it maintain a stable share price.

To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies and instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign com-mercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high-quality, dollar-denominated obligations

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- adverse developments could occur in the banking industry, which issues or guarantees many of the securities the fund typically owns
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, although the degree of safety is somewhat less.

Generally, the fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class R shares from year to year. The table shows the aver–age annual total returns of each share class over time. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Best Quarter:	**Q3 '00**	**+1.59%**
Worst Quarter:	**Q2 '04**	**+0.14%**

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Class R shares	**2.78%**	**2.00%**	**3.65%**
Investor shares	**2.58%**	**1.79%**	**3.44%**

The fund's 7-day yield on 12/31/05 was 3.85% for Class R shares and 3.65% for Investor shares. For the fund's current yield, call toll-free **1-800-645-6561**.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

	Class R shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Management fees	0.50%	0.50%
Rule 12b-1 fee	none	0.20%
Other expenses	0.00%	0.00%
Total	**0.50%**	**0.70%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class R shares	**$51**	**$160**	**$280**	**$628**
Investor shares	**$72**	**$224**	**$390**	**$871**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Dreyfus U.S. Treasury Reserves

Ticker Symbols: Class R shares **DUTXX**
Investor shares **DUIXX**

 GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to strict federal requirements and must maintain an average dollar-weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

 MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasury securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the fund's share price to drop. In addition, interest rates could drop, thereby reducing the fund's yield.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class R shares from year to year. The table shows the average annual total returns of each share class over time. All returns assume reinvestment of dividends and distri–butions. Of course, past performance (before and after taxes) is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Best Quarter:	**Q3 '00**	**+1.53%**
Worst Quarter:	**Q2 '04**	**+0.12%**

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Class R shares	**2.58%**	**1.88%**	**3.47%**
Investor shares	**2.37%**	**1.67%**	**3.26%**

The fund's 7-day yield on 12/31/05 was 3.36% for Class R shares and 3.16% for Investor shares. For the fund's current yield, call toll-free **1-800-645-6561**.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

	Class R shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Management fees	0.50%	0.50%
Rule 12b-1 fee	none	0.20%
Other expenses	0.00%	0.00%
Total	**0.50%**	**0.70%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class R shares	**$51**	**$160**	**$280**	**$628**
Investor shares	**$72**	**$224**	**$390**	**$871**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Dreyfus Municipal Reserves

Ticker Symbols: Class R shares **DTMXX**
Investor shares **DLTXX**



GOAL/APPROACH

The fund seeks a high level of current income, consistent with stability of principal, that is exempt from federal income tax. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue its goal, the fund invests at least 80% of its assets in tax-exempt municipal obligations, including short-term municipal debt securities. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund reserves the right to invest up to 20% of total assets in taxable money market securities, such as U.S. government obligations, U.S. and foreign bank and corporate obligations and commercial paper.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high-quality, dollar-denominated obligations

Municipal obligations: debt securities that provide income free from federal income tax, and state income tax if the investor lives in the issuing state.

Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will fluctuate as the short–term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default

To be tax–exempt, municipal obligations generally must meet certain regulatory requirements. Although the fund will invest in municipal obligations that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by Dreyfus to be reliable), from federal income tax, if any such municipal obligations fail to meet these regulatory requirements, the interest received by the fund from its investment in such obligations and distributed to fund shareholders will be taxable.

To the extent that the fund invests in municipal leases, it takes on additional risks. Because municipal leases generally are backed by revenues from a particular source or that depend on future appropriations by municipalities and are not obligations of their issuers, they are less secure than most municipal obligations.

Although the fund seeks to provide income exempt from federal income tax, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, the fund occasionally may invest in high–quality, taxable money market instruments.

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating still has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, although the degree of safety is somewhat less.

Generally, the fund is required to invest its assets in securities with the highest or second-highest credit rating, or the unrated equivalent as determined by Dreyfus.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class R shares from year to year. The table shows the aver–age annual total returns of each share class over time. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



	3.16	3.24	3.07	2.84	3.68	2.36	1.01	0.59	0.72	1.91
	96	97	98	99	00	01	02	03	04	05

Best Quarter:	**Q2 '00**	**+0.95%**
Worst Quarter:	**Q3 '03**	**+0.11%**

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Class R shares	**1.91%**	**1.32%**	**2.25%**
Investor shares	**1.71%**	**1.12%**	**2.05%**

The fund's 7-day yield on 12/31/05 was 2.88% for Class R shares and 2.68% for Investor shares. For the fund's current yield, call toll-free **1-800-645-6561**.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

	Class R shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Management fees	0.50%	0.50%
Rule 12b-1 fee	none	0.20%
Other expenses*	0.01%	0.01%
Total	**0.51%**	**0.71%**

* The 0.01% amount notes in "Other expenses" reflects interest payments.

Expense example

	1 Year	3 Years	5 Years	10 Years
Class R shares	**$52**	**$164**	**$285**	**$640**
Investor shares	**$73**	**$227**	**$395**	**$883**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.50% of the fund's average daily net assets. A discussion regarding the basis for the board's approving each fund's management agreement with Dreyfus is available in the fund's semiannual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are in addition to any 12b-1 fees paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

Dreyfus Money Market Reserves

The following tables describe the performance for each share class of the fund for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total Return" shows how much your investment in the fund would have increased (or decreased) during each period, assum-ing you had reinvested all dividends and distri-butions. These financial highlights have been audit-ed by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annu-al report, which is available upon request.

				Year Ended October 31,		
Class R shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.024	.007	.008	.018	.046
Distributions:	Dividends from investment income − net	(.024)	(.007)	(.008)	(.018)	(.046)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		2.43	.74	.83	1.79	4.68
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.50	.50	.50	.50	.50
Ratio of net investment income to average net assets		2.38	.72	.84	1.82	4.54
Net assets, end of period ($ X 1,000)		115,384	179,552	214,112	248,164	419,057

				Year Ended October 31,		
Investor shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.022	.005	.006	.016	.044
Distributions:	Dividends from investment income − net	(.022)	(.005)	(.006)	(.016)	(.044)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		2.23	.54	.64	1.58	4.47
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.70	.70	.70	.70	.70
Ratio of net investment income to average net assets		2.19	.53	.64	1.63	3.91
Net assets, end of period ($ X 1,000)		308,202	357,163	379,265	432,816	871,945



FINANCIAL HIGHLIGHTS

Dreyfus U.S. Treasury Reserves

The following tables describe the performance for each share class of the fund for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total Return" shows how much your investment in the fund would have increased (or decreased) during each period, assum-ing you had reinvested all dividends and distri-butions. These financial highlights have been audit-ed by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annu-al report, which is available upon request.

Class R shares				Year Ended October 31,		
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income – net	.022	.006	.007	.014	.048
	Net realized and unrealized gain (loss) on investments	–	–	–	–	.002
Total from investment operations		.022	.006	.007	.014	.050
Distributions:	Dividends from investment income – net	(.022)	(.006)	(.007)	(.014)	(.048)
	Dividends from net realized gain on investments	–	–	–	–	(.002)
Total distributions		(.022)	(.006)	(.007)	(.014)	(.050)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		2.23	.62	.72	1.43	4.88
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.50	.50	.50	.50	.50
Ratio of net investment income to average net assets		2.10	.63	.72	1.43	4.95
Net assets, end of period ($ x 1,000)		25,243	82,911	60,297	65,847	101,909

Investor shares				Year Ended October 31,		
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income – net	.020	.004	.005	.012	.046
	Net realized and unrealized gain (loss) on investments	–	–	–	–	.002
Total from investment operations		.020	.004	.005	.012	.048
Distributions:	Dividends from investment income – net	(.020)	(.004)	(.005)	(.012)	(.046)
	Dividends from net realized gain on investments	–	–	–	–	(.002)
Total distributions		(.020)	(.004)	(.005)	(.012)	(.048)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		2.03	.42	.51	1.23	4.66
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.70	.70	.70	.70	.70
Ratio of net investment income to average net assets		2.01	.42	.51	1.20	4.25
Net assets, end of period ($ x 1,000)		93,973	77,043	91,987	89,950	45,969



FINANCIAL HIGHLIGHTS

Dreyfus Municipal Reserves

The following tables describe the performance for each share class of the fund for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total Return" shows how much your investment in the fund would have increased (or decreased) during each period, assum-ing you had reinvested all dividends and distri-butions. These financial highlights have been audit-ed by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annu-al report, which is available upon request.

				Year Ended October 31,		
Class R shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.017	.006	.006	.011	.028
Distributions:	Dividends from investment income − net	(.017)	(.006)	(.006)	(.011)	(.028)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		1.69	.64	.65	1.07	2.78
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.51	.51	.50	.51	.51
Ratio of net investment income to average net assets		1.60	.60	.65	1.07	2.72
Net assets, end of period ($ X 1,000)		65,188	124,838	249,243	317,102	341,092

				Year Ended October 31,		
Investor shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment Operations:	Investment income − net	.015	.004	.004	.009	.026
Distributions:	Dividends from investment income − net	(.015)	(.004)	(.004)	(.009)	(.026)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		1.48	.44	.44	.87	2.60
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.71	.71	.70	.71	.71
Ratio of net investment income to average net assets		1.44	.43	.45	.86	2.64
Net assets, end of period ($ X 1,000)		22,170	26,380	31,311	31,902	26,955

Your Investment



ACCOUNT POLICIES

Buying shares

Each fund offers two share classes — Class R shares and Investor shares. Class R shares are sold primarily to financial service providers acting on behalf of customers having a qualified trust or investment account or relationship at such institution, or to customers who hold shares of the fund distributed to them through such account or relationship. Investor shares are offered primarily to investors who have certain accounts with financial institutions that have entered into selling agreements with the fund's distributor.

You pay no sales charges to invest in these funds. Your price for fund shares is the net asset value per share (NAV) for the class of shares you purchase, which is generally calculated twice a day, at 12:00 noon and 4:00 p.m. Eastern time, on days the New York Stock Exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, a fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. Each fund uses this valuation method pursuant to Rule 2a-7 under the Investment Company Act of 1940 in order to be able to price its shares at $1.00 per share. In accordance with Rule 2a-7, each fund is subject to certain maturity, quality and diversification requirements to help maintain the $1.00 share price.

Minimum investments

	Initial	Additional
Regular accounts	$100,000	**no minimum;** **$100** *for Dreyfus TeleTransfer investments*
Dreyfus automatic investment plans	n/a	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day. Dreyfus Municipal Reserves is not recommended for IRAs or other retirement plans.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any cer–tificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling or writing a check against shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares

- the fund will not honor redemption checks, or process wire, telephone, online or Dreyfus TeleTransfer redemption requests, for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online through www.dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts, or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the funds have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the funds' shares could increase the relevant fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolios, which could detract from such fund's performance. Accordingly,

each fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved polices and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds, which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies, limitations and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Small account policy

If your account falls below $10,000*, the fund may ask you to increase your balance. If it is still below $10,000* after 45 days, the fund may close your account and send you the proceeds.

* Below $500 if you were a fund shareholder since August 31, 1995.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in your fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Dividends and other distributions paid by Dreyfus U.S. Treasury Reserves and Dreyfus Money Market Reserves are subject to federal income tax, and may be subject to state and local taxes (unless you are investing through a tax-advantaged retirement account).

Dreyfus Municipal Reserves anticipates that virtually all dividends paid to you will be exempt from federal income tax. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains. Income exempt from federal income tax may be subject to state and local taxes. The fund's income also may be subject to the alternative minimum tax.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling 1–800–645–6561.

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial advisers can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Checkwriting privilege

You may write redemption checks against your account in amounts of $500 or more. These checks are free; however, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not post-date your checks or use them to close your account.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online through Dreyfus.com. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online through Dreyfus.com, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express® voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1-800-645-6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

TO SELL SHARES

Write a redemption check **or** write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name and the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501

 **By Telephone**

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• Dreyfus Money Market Reserves DDA# 043435
• Dreyfus U.S. Treasury Reserves DDA# 043435
• Dreyfus Municipal Reserves DDA# 043508
• the share class
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• Dreyfus Money Market Reserves DDA# 043435
• Dreyfus U.S. Treasury Reserves DDA# 043435
• Dreyfus Municipal Reserves DDA# 043508
• the share class
• your account number
• name(s) of investor(s)

Electronic check Same as wire, but before your 14-digit account number insert the appropriate number as shown below.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.

Check Call us to request your transaction. A check will be sent to the address of record.

Electronic check numbers

Dreyfus Money Market Reserves	"480" – Class R shares "479" – Investor shares
Dreyfus U.S. Treasury Reserves	"489" – Class R shares "490" – Investor shares
Dreyfus Municipal Reserves	"485" – Class R shares "486" – Investor shares

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $10,000 or more.

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 — In Writing ——

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail in the slip and the check (see "To Open an Account" at left).

TO SELL SHARES

Write a redemption check* **or** write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail in your request (see "To Open an Account" at left).

* A redemption check written for a qualified distribution is not subject to TEFRA.

 — By Telephone ——————————————————————————————————————

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• Dreyfus Money Market Reserves DDA# 043435
• Dreyfus U.S. Treasury Reserves DDA# 043435
• Dreyfus Municipal Reserves DDA# 043508
• the share class
• your account number
• name of investor
• the contribution year

Electronic check Same as wire, but before your 14-digit account number insert the appropriate number as shown below.

Telephone Contribution Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).

 — Automatically ——————————————————————————————————————

All services Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

Electronic check numbers

Dreyfus Money Market Reserves	"480" – Class R shares "479" – Investor shares
Dreyfus U.S. Treasury Reserves	"489" – Class R shares "490" – Investor shares
Dreyfus Municipal Reserves	"485" – Class R shares "486" – Investor shares

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Trust Company, Custodian

NOTES

NOTES

NOTES

For More Information

Dreyfus Money Market Reserves
Dreyfus U.S. Treasury Reserves
Dreyfus Municipal Reserves

Series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on these funds is available free upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The funds' most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about a fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month–end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until each fund files a report on Form N–Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the funds' policies and procedures with respect to the disclosure of the funds' portfolio securities is available in the funds' SAI.

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

   SEC http://www.sec.gov

   Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



LMMKTP0306

Dreyfus Premier
Balanced Fund

Seeks total return by
investing in stocks and bonds

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

Dreyfus Premier Balanced Fund

Ticker Symbols   **Class A: PRBAX**
Class B: PRBBX
Class C: DPBCX
Class R: PDBLX
Class T: DBFTX



GOAL/APPROACH

The fund seeks to outperform an unmanaged hybrid index, 60% of which is the Standard & Poor's® 500 Composite Stock Price Index (S&P 500) and 40% of which is the Lehman Brothers U.S. Aggregate Index. This objective may be changed without shareholder approval. To pursue its goal, the fund invests in a diversified mix of stocks and bonds (fixed-income securities) of both U.S. and foreign issuers.

The fund's normal asset allocation is approximately 60% stocks and 40% bonds. However, the fund is permitted to invest up to 75% and as little as 40% of its assets in stocks, and up to 60% and as little as 25% of its assets in bonds.

In allocating assets between stocks and bonds, the portfolio managers assess the relative return and risks of each asset class, analyzing several factors, including interest-rate-adjusted price/earnings ratio, the valuation and volatility levels of stocks relative to bonds, and other economic factors, such as interest rates.

Dreyfus uses a valuation model and fundamental analysis to select stocks based on:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings or cash flow
- **financial profile,** which measures the financial health of the company

Dreyfus manages risk by diversifying across companies and industries and by using quantitative and fundamental risk analysis.

In choosing bonds, the portfolio managers review economic, market and other factors, leading to valuations by sector, maturity and quality. The fund invests primarily in U.S. government securities, corporate bonds, mortgage-backed securities and asset-backed securities for its fixed-income portfolio. The average effective maturity of the fund's fixed-income portfolio normally will not exceed 10 years.

Up to 20% of the fund's fixed-income portfolio may be invested in securities rated below investment grade (BB/Ba and lower), but no lower than B, or the unrated equivalent as determined by Dreyfus at the time of purchase (commonly referred to as "high yield" or "junk" bonds).

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy.

Concepts to understand

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of "AAA" or "Aaa" (highly unlikely to default) through a low of "D" (companies already in default).

Average effective maturity: an average of the maturities of the bonds held by the fund as adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at its stated maturity.



MAIN RISKS

The stock and bond markets can perform differently from each other at any given time (as well as over the long term), so the fund will be affected by its asset allocation. If the fund favors an asset class during a period when that class underperforms, the fund's performance may be hurt. The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Derivatives risk.* The fund may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and interest rates) and forward contracts, and invest in CMOs, stripped mortgage-backed securities and asset-backed securities. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Market sector risk.* The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

The fund's investments in stocks and other equity securities also are subject to the following principal risks:

- *Growth and value stock risk*. By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that may cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Midsize company stock risk*. Investments in midsize company stocks tend to be more volatile than large company stocks and could have a disproportionate effect on performance.

- *IPO risk*. The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

The fund's investments in bonds and other fixed-income securities also are subject to the following principal risks:

- *Interest rate risk*. Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the effective maturity and duration of the bond portion of the fund, the more its share price is likely to react to interest rates.

- *Credit risk*. Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price. Although the fund's bond investments are primarily in investment grade bonds, it may invest to a limited extent in high yield ("junk") bonds which involve greater credit risk, including the risk of default, than investment grade bonds and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

- *Call risk*. Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield. During periods of market illiquidity or rising interest rates, prices of the fund's "callable" issues are subject to increased price fluctuation.

- *Liquidity risk*. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could have the effect of reducing the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class R shares from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the listed indexes. The returns shown in the table reflect any applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance of each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class R shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/05*

Share class/ inception date	1 Year	5 Years	10 Years	Since inception
Class R (9/15/93) *returns before taxes*	**2.77%**	**-0.82%**	**6.13%**	–
Class R *returns after taxes* *on distributions*	**2.10%**	**-1.30%**	**4.39%**	–
Class R *returns after taxes* *on distributions and* *sale of fund shares*	**2.12%**	**-0.91%**	**4.37%**	–
Class A (4/14/94) *returns before taxes*	**-3.37%**	**-2.24%**	**5.23%**	–
Class B (12/19/94) *returns before taxes*	**-2.26%**	**-2.20%**	**5.38%***	–
Class C (12/19/94) *returns before taxes*	**0.74%**	**-1.81%**	**5.09%**	–
Class T (8/16/99) *returns before taxes*	**-2.35%**	**-2.22%**	–	**-1.74%**
S&P 500 *reflects no deduction for* *fees, expenses or taxes*	**4.91%**	**0.54%**	**9.07%**	**0.67%****
U.S. Aggregate Index *reflects no deduction for* *fees, expenses or taxes*	**2.43%**	**5.87%**	**6.16%**	**6.62%****
Hybrid Index *reflects no deduction for* *fees, expenses or taxes*	**3.92%**	**3.17%**	**8.41%**	**3.53%****

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *Based on life of Class T. For comparative purposes, the value of each index on 8/31/99 is used as the beginning value on 8/16/99.*

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Best Quarter:	Q4 '98	+14.53%
Worst Quarter:	Q3 '02	-12.31%

Concepts to understand

S&P 500: a widely recognized, unmanaged index of U.S. stock market performance.

U.S. Aggregate Index: a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of one to ten years.

Hybrid Index: an unmanaged index composed of 60% S&P 500 and 40% U.S. Aggregate Index.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.00	1.00	1.00	1.00	1.00
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	**1.25**	**2.00**	**2.00**	**1.00**	**1.50**

* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$695	$949	$1,222	$1,999
Class B				
with redemption	$603	$927	$1,278	$1,956**
without redemption	$203	$627	$1,078	$1,956**
Class C				
with redemption	$303	$627	$1,078	$2,327
without redemption	$203	$627	$1,078	$2,327
Class R	$102	$318	$552	$1,225
Class T	$596	$903	$1,232	$2,160

** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

For the period November 1, 2004 through October 31, 2005, Dreyfus assumed certain expenses of the fund pursuant to an undertaking, reducing total expenses from 1.25% to 1.12% for Class A, from 2.00% to 1.88% for Class B, from 2.00% to 1.87% for Class C, from 1.00% to 0.87% for Class R and from 1.50% to 1.37% for Class T shares. This undertaking was voluntary.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.87% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The asset allocation and equity portion of the fund's portfolio are managed by Emerson Tuttle. Mr. Tuttle has co-managed the fund since October 2004. He has been employed by Dreyfus as a portfolio manager since January 2002. He also is senior vice president and portfolio manager of The Boston Company Asset Management, LLC, an affiliate of Dreyfus. Prior to joining The Boston Company Asset Management, LLC in September 2001, he was a principal at State Street Global Advisors where he was employed from April 1981 to September 2001.

Catherine Powers is the primary portfolio manager for the fixed-income portion of the fund's portfolio. She has held this position since January 2005 and has been employed by Dreyfus since September 2001. Ms. Powers also is a senior portfolio manager for active core strategies, responsible for high grade core and core plus fixed-income strategies, with Standish Mellon Asset Management, LLC, a subsidiary of Mellon Financial and an affiliate of Dreyfus. Ms. Powers joined Standish Mellon in 1988. In prior positions with Standish Mellon, she was the director of structured finance and liquid products research, coordinating strategy with respect to mortgage-related and asset-backed securities.

The Statement of Additional Information (SAI) provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
Class A		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		12.31	11.90	10.73	12.44	15.23
Investment operations:	Investment income – net[1]	.24	.15	.09	.13	.22
	Net realized and unrealized gain (loss) on investments	.29	.43	1.19	(1.68)	(2.71)
Total from investment operations		.53	.58	1.28	(1.55)	(2.49)
Distributions:	Dividends from investment income – net	(.26)	(.17)	(.11)	(.16)	(.30)
Net asset value, end of period		12.58	12.31	11.90	10.73	12.44
Total Return (%)[2]		4.36	4.90	12.05	(12.62)	(16.65)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.25	1.25	1.25	1.25	1.25
Ratio of net expenses to average net assets		1.12	1.18	1.25	1.25	1.25
Ratio of net investment income to average net assets		1.88	1.20	.86	1.06	1.57
Portfolio turnover rate		246.46[3]	215.48	305.24	268.17	150.98
Net assets, end of period ($ x 1,000)		87,328	98,546	128,519	178,679	290,331

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *The portfolio turnover rate excluding mortgage dollar roll transaction for the year ended October 31, 2005 was 197.43%.*

Class B	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	12.26	11.85	10.69	12.40	15.18
Investment operations: Investment income − net[1]	.14	.05	.01	.04	.11
Net realized and unrealized gain (loss) on investments	.30	.44	1.19	(1.68)	(2.70)
Total from investment operations	.44	.49	1.20	(1.64)	(2.59)
Distributions: Dividends from investment income − net	(.17)	(.08)	(.04)	(.07)	(.19)
Net asset value, end of period	12.53	12.26	11.85	10.69	12.40
Total Return (%)[2]	3.58	4.13	11.21	(13.29)	(17.27)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.88	1.93	2.00	2.00	2.00
Ratio of net investment income to average net assets	1.18	.44	.12	.31	.83
Portfolio turnover rate	246.46[3]	215.48	305.24	268.17	150.98
Net assets, end of period ($ x 1,000)	34,655	78,262	103,904	118,415	174,172

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *The portfolio turnover rate excluding mortgage dollar roll transaction for the year ended October 31, 2005 was 197.43%.*

Class C	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	12.30	11.89	10.73	12.45	15.23
Investment operations: Investment income − net[1]	.14	.05	.01	.04	.12
Net realized and unrealized gain (loss) on investments	.31	.44	1.19	(1.69)	(2.71)
Total from investment operations	.45	.49	1.20	(1.65)	(2.59)
Distributions: Dividends from investment income − net	(.17)	(.08)	(.04)	(.07)	(.19)
Net asset value, end of period	12.58	12.30	11.89	10.73	12.45
Total Return (%)[2]	3.57	4.20	11.17	(13.32)	(17.26)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.87	1.93	2.00	2.00	2.00
Ratio of net investment income to average net assets	1.15	.45	.11	.31	.83
Portfolio turnover rate	246.46[3]	215.48	305.24	268.17	150.98
Net assets, end of period ($ x 1,000)	11,735	16,426	20,370	25,970	43,451

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *The portfolio turnover rate excluding mortgage dollar roll transaction for the year ended October 31, 2005 was 197.43%.*

Class R		Year Ended October 31,				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		12.32	11.91	10.74	12.45	15.24
Investment operations:	Investment income – net[1]	.27	.18	.12	.16	.25
	Net realized and unrealized gain (loss) on investments	.29	.43	1.19	(1.68)	(2.71)
Total from investment operations		.56	.61	1.31	(1.52)	(2.46)
Distributions:	Dividends from investment income – net	(.29)	(.20)	(.14)	(.19)	(.33)
Net asset value, end of period		12.59	12.32	11.91	10.74	12.45
Total Return (%)		4.61	5.25	12.19	(12.38)	(16.43)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.00	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets		.87	.93	1.00	1.00	1.00
Ratio of net investment income to average net assets		2.22	1.46	1.10	1.31	1.83
Portfolio turnover rate		246.46[2]	215.48	305.24	268.17	150.98
Net assets, end of period ($ x 1,000)		32,390	54,429	99,620	234,741	300,882

[1] *Based on average shares outstanding at each month end.*

[2] *The portfolio turnover rate excluding mortgage dollar roll transaction for the year ended October 31, 2005 was 197.43%.*

Class T		Year Ended October 31,				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		12.30	11.88	10.72	12.43	15.21
Investment operations:	Investment income – net[1]	.21	.12	.07	.10	.18
	Net realized and unrealized gain (loss) on investments	.29	.44	1.18	(1.68)	(2.70)
Total from investment operations		.50	.56	1.25	(1.58)	(2.52)
Distributions:	Dividends from investment income – net	(.23)	(.14)	(.09)	(.13)	(.26)
Net asset value, end of period		12.57	12.30	11.88	10.72	12.43
Total Return (%)[2]		4.10	4.73	11.69	(12.86)	(16.82)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.50	1.50	1.50	1.50	1.50
Ratio of net expenses to average net assets		1.37	1.43	1.50	1.50	1.50
Ratio of net investment income to average net assets		1.66	.95	.62	.78	1.31
Portfolio turnover rate		246.46[3]	215.48	305.24	268.17	150.98
Net assets, end of period ($ x 1,000)		193	249	320	451	1,074

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *The portfolio turnover rate excluding mortgage dollar roll transaction for the year ended October 31, 2005 was 197.43%.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares, and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fee)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that are subject to a sales load. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- investors who have continuously owned shares of the fund since before the imposition of a sales load

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) approximately six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and non-qualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. When calculating its NAV, the fund's investments are valued on the basis of market quotations or official closing prices or by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board. If valuations for investments (received from the pricing service or otherwise) are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in certain foreign, high yield and thinly traded securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its existing shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any cer-tificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by rein-vesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the fund significantly invests in thinly traded high yield securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends quarterly and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

Complete the application. Mail your application and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing

 By Telephone

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "413" for Class A, "414" for Class B, "415" for Class C, "416" for Class R, or "560" for Class T. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.	Write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld
Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").
		Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing

 **By Telephone**

_____	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable	_____
	Electronic check Same as wire, but before your 14-digit account number insert "413" for Class A, "414" for Class B, "415" for Class C, "416" for Class R, or "560" for Class T.	

 **Automatically**

_____	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Premier Balanced Fund
A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's managers discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.



0342P0306

Dreyfus Premier
Large Company Stock Fund

Seeks capital appreciation by investing
in large-cap stocks

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

Dreyfus Premier Large Company Stock Fund

Ticker Symbols	
	Class A: DRDEX
	Class B: DRLBX
	Class C: DLCCX
	Class R: DEIRX
	Class T: DLSTX



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue this goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's® 500 Composite Stock Price Index (S&P 500).

In selecting securities, Dreyfus uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

Finally, Dreyfus manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P 500.

Concepts to understand

Large-cap companies: generally, established companies that are considered "known quantities" with market capitalizations of $5 billion or more at the time of purchase. Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis, and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P 500: an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy. The S&P 500 is often considered a proxy for the stock market in general.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500, the fund is expected to hold fewer securities than the index. Owning fewer securities and having the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Value and growth stock risk.* By investing in a mix of value and growth companies, the fund assumes the risks of both. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio managers misgauged that worth. They also may decline in price even though in theory they are already undervalued. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

Although the fund invests principally in the securities of U.S. issuers, it may invest in ADRs, which represent indirect ownership of securities issued by foreign companies, and, to a limited extent, in foreign securities. The securities of foreign issuers carry additional risks such as less liquidity, changes in currency exchange rates, a lack of comprehensive company information, differing auditing and legal standards and political and economic instability.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class R shares from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the S&P 500, a broad measure of large-cap stock performance. The returns shown in the table reflect any applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance of each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class R shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/05*

Share class/inception date	1 Year	5 Years	10 Years	Since inception
Class R (9/2/94) *returns before taxes*	**6.29%**	**-0.96%**	**7.91%**	–
Class R *returns after taxes on distributions*	**6.23%**	**-1.04%**	**7.32%**	–
Class R *returns after taxes on distributions and sale of fund shares*	**4.17%**	**-0.83%**	**6.68%**	–
Class A (9/2/94) *returns before taxes*	**-0.08%**	**-2.38%**	**7.01%**	–
Class B (1/16/98) *returns before taxes*	**1.29%**	**-2.33%**	–	**2.79%***
Class C (1/16/98) *returns before taxes*	**4.29%**	**-1.94%**	–	**2.61%**
Class T (8/16/99) *returns before taxes*	**1.04%**	**-2.36%**	–	**-2.01%**
S&P 500 *reflects no deduction for fees, expenses or taxes*	**4.91%**	**0.54%**	**9.07%**	**4.69%****

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *Based on the life of Class B and Class C. For comparative purposes, the value of the index on 1/31/98 is used as the beginning value on 1/16/98.*

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Best Quarter:	Q4 '98	+22.70%
Worst Quarter:	Q3 '02	-15.99%

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	.90	.90	.90	.90	.90
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	1.15	1.90	1.90	.90	1.40

* Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$685	$919	$1,172	$1,892
Class B				
with redemption	$593	$897	$1,226	$1,848**
without redemption	$193	$597	$1,026	$1,848**
Class C				
with redemption	$293	$597	$1,026	$2,222
without redemption	$193	$597	$1,026	$2,222
Class R	$92	$287	$498	$1,108
Class T	$586	$873	$1,181	$2,054

** Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

For the period November 1, 2004 through October 31, 2005, Dreyfus assumed certain expenses of the fund pursuant to an undertaking, reducing total expenses from 1.15% to 1.05% for Class A, from 1.90% to 1.80% for Class B, from 1.90% to 1.80% for Class C, from 0.90% to 0.80% for Class R and from 1.40% to 1.30% for Class T shares. This undertaking was voluntary.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.80% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semi-annual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The fund's primary portfolio manager is Sean P. Fitzgibbon. Mr. Fitzgibbon has held this position and been employed by Dreyfus since October 2004. He also is a senior vice president, portfolio manager, analyst and member of the U.S. large cap core equity team at The Boston Company Asset Management, LLC, a Dreyfus affiliate, where he has been employed since 1991. The Statement of Additional Information (SAI) provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

Class A		2005	2004	2003	2002	2001
				Year Ended October 31,		
Per-Share Data ($):						
Net asset value, beginning of period		19.27	18.23	15.90	18.71	25.59
Investment operations:	Investment income – net[1]	.17	.10	.08	.05	.00[2]
	Net realized and unrealized gain (loss) on investments	1.59	1.00	2.26	(2.86)	(6.88)
Total from investment operations		1.76	1.10	2.34	(2.81)	(6.88)
Distributions:	Dividends from investment income – net	(.22)	(.06)	(.01)	–	–
Net asset value, end of period		20.81	19.27	18.23	15.90	18.71
Total Return (%)[3]		9.23	6.05	14.71	(15.02)	(26.88)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.15	1.15	1.15	1.15	1.15
Ratio of net expenses to average net assets		1.05	1.08	1.15	1.15	1.15
Ratio of net investment income to average net assets		.84	.51	.50	.26	.02
Portfolio turnover rate		70.09	65.83	51.02	43.46	54.09
Net assets, end of period ($ x 1,000)		39,665	33,185	98,320	95,930	124,162

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

Class B	*Year Ended October 31,*				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	18.45	17.54	15.40	18.26	25.16
Investment operations: Investment income (loss) − net[1]	.04	(.05)	(.04)	(.09)	(.15)
Net realized and unrealized gain (loss) on investments	1.50	.98	2.18	(2.77)	(6.75)
Total from investment operations	1.54	.93	2.14	(2.86)	(6.90)
Distributions: Dividends from investment income − net	(.14)	(.02)	−	−	−
Net asset value, end of period	19.85	18.45	17.54	15.40	18.26
Total Return (%)[2]	8.42	5.34	13.83	(15.66)	(27.42)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.80	1.83	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	.21	(.25)	(.25)	(.49)	(.72)
Portfolio turnover rate	70.09	65.83	51.02	43.46	54.09
Net assets, end of period ($ x 1,000)	29,078	45,297	55,336	54,937	77,099

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class C			Year Ended October 31,			
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		18.45	17.54	15.40	18.27	25.17
Investment operations:	Investment income (loss) − net[1]	.03	(.05)	(.04)	(.09)	(.15)
	Net realized and unrealized gain (loss) on investments	1.52	.98	2.18	(2.78)	(6.75)
Total from investment operations		1.55	.93	2.14	(2.87)	(6.90)
Distributions:	Dividends from investment income − net	(.14)	(.02)	−	−	−
Net asset value, end of period		19.86	18.45	17.54	15.40	18.27
Total Return (%)[2]		8.42	5.28	13.90	(15.71)	(27.41)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets		1.80	1.83	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets		.17	(.25)	(.24)	(.50)	(.72)
Portfolio turnover rate		70.09	65.83	51.02	43.46	54.09
Net assets, end of period ($ x 1,000)		8,380	10,271	13,094	14,133	23,072

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

FINANCIAL HIGHLIGHTS *(continued)*

| | | *Year Ended October 31,* | | | | |
Class R		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		19.47	18.40	16.02	18.81	25.66
Investment operations:	Investment income − net[1]	.24	.14	.13	.09	.06
	Net realized and unrealized gain (loss) on investments	1.60	1.02	2.27	(2.88)	(6.91)
Total from investment operations		1.84	1.16	2.40	(2.79)	(6.85)
Distributions:	Dividends from investment income − net	(.25)	(.09)	(.02)	−	−
Net asset value, end of period		21.06	19.47	18.40	16.02	18.81
Total Return (%)		9.50	6.35	14.98	(14.83)	(26.70)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.90	.90	.90	.90	.90
Ratio of net expenses to average net assets		.80	.83	.90	.90	.90
Ratio of net investment income to average net assets		1.17	.75	.76	.51	.28
Portfolio turnover rate		70.09	65.83	51.02	43.46	54.09
Net assets, end of period ($ x 1,000)		8,713	10,019	11,492	12,379	17,709

[1] *Based on average shares outstanding at each month end.*

			Year Ended October 31,			
Class T		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		19.04	18.04	15.77	18.61	25.51
Investment operations:	Investment income (loss) − net[1]	.13	.05	.04	.00[2]	(.05)
	Net realized and unrealized gain (loss) on investments	1.56	1.00	2.23	(2.84)	(6.85)
Total from investment operations		1.69	1.05	2.27	(2.84)	(6.90)
Distributions:	Dividends from investment income − net	(.19)	(.05)	−	−	−
Net asset value, end of period		20.54	19.04	18.04	15.77	18.61
Total Return (%)[3]		8.93	5.82	14.40	(15.26)	(27.08)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.40	1.40	1.40	1.40	1.40
Ratio of net expenses to average net assets		1.30	1.33	1.40	1.40	1.40
Ratio of net investment income (loss) to average net assets		.64	.25	.27	.01	(.23)
Portfolio turnover rate		70.09	65.83	51.02	43.46	54.09
Net assets, end of period ($ x 1,000)		609	660	734	936	1,423

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares, and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fees)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that are subject to a sales load. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored, qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) approximately six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution

- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased

- redemptions made within one year of death or disability of the shareholder

- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½

- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually

- redemptions from qualified and non-qualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund. Please see "Your Investment — Shareholder Guide — General Policies" for information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its existing shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

· if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

· the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* Not available online on accounts whose address has been changed within the last 30 days.

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

· amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

· requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

· change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

· change its minimum or maximum investment amounts

· delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

· "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

· refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends quarterly and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "407" for Class A, "468" for Class B, "469" for Class C, "491" for Class R, or "561" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 — In Writing —

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 — By Telephone —

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "407" for Class A, "468" for Class B, "469" for Class C, "491" for Class R, or "561" for Class T.

 — Automatically —

TO ADD TO AN ACCOUNT

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

Dreyfus Premier Large Company Stock Fund
A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month–end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of port–folio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0318P0306

Dreyfus Premier
Limited Term Income Fund

Seeks high current income by
investing in fixed–income securities

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

Dreyfus Premier Limited Term Income Fund

Ticker Symbols   **Class A: DPIAX**
Class B: DPIBX
Class C: DPICX
Class R: PLTIX



GOAL/APPROACH

The fund seeks to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 65% of its assets in various types of U.S. and foreign investment grade bonds or their unrated equivalent as determined by Dreyfus. The fund's portfolio may include government bonds, corporate debt securities, mortgage-related securities and asset-backed securities.

To select securities for the fund, the portfolio manager conducts extensive research into the credit history and current financial strength of investment grade bond issuers. The portfolio manager also examines such factors as maturity of the securities, the long-term outlook for the industry in which an issuer operates, the economy and the bond market.

Although the portfolio manager may invest in individual bonds with different remaining maturities, the fund's average effective maturity will be no more than 10 years.

The fund may invest in inflation-indexed securities. These are fixed-income securities designed to protect investors from a loss of value due to inflation by periodically adjusting their principal and/or coupon according to the rate of inflation.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may enter into swap agreements, such as credit default swaps, which can be used to transfer the credit risk of a security without actually transferring ownership of the security. To enhance current income, the fund also may engage in a series of purchase and sale contracts or forward roll transactions in which the fund sells a mortgage-related security, for example, to a financial institution and simultaneously agrees to purchase a similar security from the institution at a later date at an agreed-upon price.

Concepts to understand

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of "AAA" or "Aaa" (highly unlikely to default) through a low of "D" (companies already in default).

Investment grade bonds: bonds rated "BBB" or "Baa" or above by nationally recognized rating agencies are considered investment grade.

Average effective maturity: an average of the maturities of bonds held by the fund as adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at its stated maturity.

Credit default swap: a derivative instrument whereby the buyer makes fixed, periodic premium payments to the seller in exchange for being made whole on an agreed-upon amount of principal, should the specified reference entity (i.e., the issuer of a particular security) experience a "credit event" (e.g., failure to pay interest or principal, bankruptcy or restructuring).



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates. During periods of market illiquidity or rising interest rates, prices of the fund's "callable" issues are subject to increased price fluctuation.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and most asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

- *Foreign investment risk.* The prices and yields of foreign bonds can be affected by political and economic instability or changes in currency exchange rates. The bonds of issuers located in emerging markets can be more volatile and less liquid than those of issuers in more mature economies.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Inflation-indexed bond risk.* Interest payments on inflation-indexed bonds can be unpredictable and will vary as the principal and/or interest is periodically adjusted based on the rate of inflation. If the index measuring inflation falls, the interest payable on these securities will be reduced. In the case of U.S. Treasury inflation-indexed bonds, the U.S. Treasury has guaranteed that in the event of a drop in prices, it would repay the par amount of its inflation-indexed bonds. Inflation-indexed bonds issued by corporations generally do not guarantee repayment of principal. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity. As a result, the fund may be required to make annual distributions to shareholders that exceed the cash the fund received, which may cause the fund to liquidate certain investments when it is not advantageous to do so. Also, if the principal value of an inflation-indexed bond is adjusted downward due to deflation, amounts previously distributed may be characterized in some circumstances as a return of capital.

- *Derivatives risk.* In addition to mortgage-related and asset-backed securities, the fund may use other derivative instruments, such as options, futures and options on futures (including those relating to foreign currencies, indexes and interest rates), swaps and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms. Additionally, credit default swaps could result in losses if the fund does not correctly evaluate the creditworthiness of the company on which the credit default swap is based.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance. The fund's forward roll transactions will increase its portfolio turnover rate.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class R shares from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the Lehman Brothers U.S. Aggregate Index, a widely recognized, unmanaged index of bond market performance. The returns shown in the table reflect any applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance of each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class R shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/05*

Share class/ Inception date	1 Year	5 Years	10 Years
Class R (7/11/91) *returns before taxes*	**2.23%**	**5.10%**	**5.44%**
Class R *returns after taxes* *on distributions*	**0.53%**	**3.37%**	**3.38%**
Class R *returns after taxes* *on distributions and* *sale of fund shares*	**1.57%**	**3.35%**	**3.38%**
Class A (4/7/94) *returns before taxes*	**-1.15%**	**4.19%**	**4.85%**
Class B (12/19/94) *returns before taxes*	**-1.52%**	**4.12%**	**4.89%***
Class C (12/19/94) *returns before taxes*	**0.64%**	**4.28%**	**4.51%**
Lehman Brothers **U.S. Aggregate Index** *reflects no deduction for* *fees, expenses or taxes*	**2.43%**	**5.87%**	**6.16%**

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



3.18	9.08	7.92	-1.93	11.18	7.36	8.80	3.11	4.12	2.23
96	97	98	99	00	01	02	03	04	05

Best Quarter:	Q3 '98	**+4.74%**
Worst Quarter:	Q2 '04	**-2.68%**



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R
Shareholder transaction fees *(fees paid from your account)*				
Maximum front-end sales charge on purchases *% of offering price*	3.00	none	none	none
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	3.00	.75	none
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*				
Management fees	.60	.60	.60	.60
Rule 12b-1 fee	.25	.75	.75	none
Other expenses	.00	.00	.00	.00
Total	**.85**	**1.35**	**1.35**	**.60**

* Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$384**	**$563**	**$757**	**$1,318**
Class B				
with redemption	**$437**	**$628**	**$839**	**$1,362****
without redemption	**$137**	**$428**	**$739**	**$1,362****
Class C				
with redemption	**$212**	**$428**	**$739**	**$1,624**
without redemption	**$137**	**$428**	**$739**	**$1,624**
Class R	**$61**	**$192**	**$335**	**$750**

** Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.60% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Christopher Pellegrino is the fund's primary portfolio manager. Mr. Pellegrino has been a portfolio manager of the fund since inception and has been employed by Dreyfus as a portfolio manager since October 1994. Mr. Pellegrino also is a senior portfolio manager at Standish Mellon Asset Management LLC, an affiliate of Dreyfus, where he has been employed since July 2003. Mr. Pellegrino has been employed by Mellon Bank, N.A. since August 1988. The Statement of Additional Information (SAI) provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

Class A		2005	2004	2003	2002[1]	2001
Per-Share Data ($):						
Net asset value, beginning of period		11.57	11.44	11.44	11.46	10.64
Investment operations:	Investment income – net	.38[2]	.38[2]	.37[2]	.49[2]	.60
	Net realized and unrealized gain (loss) on investments	(.28)	.16	.01	.00[3]	.82
Total from investment operations		.10	.54	.38	.49	1.42
Distributions:	Dividends from investment income – net	(.40)	(.40)	(.38)	(.51)	(.60)
	Dividends from net realized gain on investments	(.13)	(.01)	–	–	–
Total distributions		(.53)	(.41)	(.38)	(.51)	(.60)
Net asset value, end of period		11.14	11.57	11.44	11.44	11.46
Total Return (%)[4]		.88	4.76	3.34	4.44	13.74
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.85	.85	.85	.85	.85
Ratio of net investment income to average net assets		3.34	3.33	3.13	4.44	5.41
Portfolio turnover rate		388.58[5]	202.27[5]	173.68	136.77	65.05
Net assets, end of period ($ x 1,000)		17,278	19,293	20,176	17,159	11,415

Year Ended October 31,

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.43% to 4.44%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] Amount represents less than $.01 per share.

[4] Exclusive of sales charge.

[5] The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended October 31, 2005 and October 31, 2004 were 188.33% and 144.28%, respectively.

Class B		Year Ended October 31,				
		2005	2004	2003	2002[1]	2001
Per-Share Data ($):						
Net asset value, beginning of period		11.61	11.47	11.48	11.49	10.68
Investment operations:	Investment income − net	.32[2]	.32[2]	.30[2]	.44[2]	.55
	Net realized and unrealized gain (loss) on investments	(.29)	.17	.01	.00[3]	.81
Total from investment operations		.03	.49	.31	.44	1.36
Distributions:	Dividends from investment income − net	(.34)	(.34)	(.32)	(.45)	(.55)
	Dividends from net realized gain on investments	(.13)	(.01)	−	−	−
Total distributions		(.47)	(.35)	(.32)	(.45)	(.55)
Net asset value, end of period		11.17	11.61	11.47	11.48	11.49
Total Return (%)[4]		.29	4.32	2.74	4.00	13.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets		2.84	2.83	2.64	3.93	4.94
Portfolio turnover rate		388.58[5]	202.27[5]	173.68	136.77	65.05
Net assets, end of period ($ x 1,000)		11,855	17,225	24,877	26,352	16,144

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.91% to 3.93%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] Amount represents less than $.01 per share.

[4] Exclusive of sales charge.

[5] The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended October 31, 2005 and October 31, 2004 were 188.33% and 144.28%, respectively.

| | | *Year Ended October 31,* | | | | |
Class C		**2005**	2004	2003	2002[1]	2001
Per-Share Data ($):						
Net asset value, beginning of period		11.44	11.31	11.32	11.33	10.53
Investment operations:	Investment income − net	.32[2]	.32[2]	.30[2]	.43[2]	.54
	Net realized and unrealized gain (loss) on investments	(.28)	.15	.01	.00[3]	.80
Total from investment operations		.04	.47	.31	.43	1.34
Distributions:	Dividends from investment income − net	(.34)	(.33)	(.32)	(.44)	(.54)
	Dividends from net realized gain on investments	(.13)	(.01)	−	−	−
Total distributions		(.47)	(.34)	(.32)	(.44)	(.54)
Net asset value, end of period		11.01	11.44	11.31	11.32	11.33
Total Return (%)[4]		.34	4.25	2.73	4.00	13.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets		2.83	2.83	2.64	3.90	4.86
Portfolio turnover rate		388.58[5]	202.27[5]	173.68	136.77	65.05
Net assets, end of period ($ x 1,000)		7,994	9,838	11,104	7,603	3,713

[1] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.88% to 3.90%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.*

[2] *Based on average shares outstanding at each month end.*

[3] *Amount represents less than $.01 per share.*

[4] *Exclusive of sales charge.*

[5] *The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended October 31, 2005 and October 31, 2004 were 188.33% and 144.28%, respectively.*

| | | Year Ended October 31, | | | | |
Class R		**2005**	2004	2003	2002[1]	2001
Per-Share Data ($):						
Net asset value, beginning of period		11.57	11.44	11.44	11.46	10.64
Investment operations:	Investment income − net	.41[2]	.41[2]	.39[2]	.54[2]	.63
	Net realized and unrealized gain (loss) on investments	(.29)	.15	.02	(.03)	.82
Total from investment operations		.12	.56	.41	.51	1.45
Distributions:	Dividends from investment income − net	(.43)	(.42)	(.41)	(.53)	(.63)
	Dividends from net realized gain on investments	(.13)	(.01)	−	−	−
Total distributions		(.56)	(.43)	(.41)	(.53)	(.63)
Net asset value, end of period		11.13	11.57	11.44	11.44	11.46
Total Return (%)		1.03	5.02	3.61	4.70	14.02
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.60	.60	.60	.60	.60
Ratio of net investment income to average net assets		3.57	3.57	3.37	4.80	5.77
Portfolio turnover rate		388.58[3]	202.27[3]	173.68	136.77	65.05
Net assets, end of period ($ x 1,000)		11,794	13,203	14,711	21,796	24,322

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.79% to 4.80%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended October 31, 2005 and October 31, 2004 were 188.33% and 144.28%, respectively.

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B and Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class B	Class C	Class R
Initial sales charge	up to 3.00%	none	none	none
Ongoing distribution or service fee (Rule 12b-1 fee)	0.25%	0.75%	0.75%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over five years	1% on sale of shares held for one year or less	none
Conversion feature	no	yes	no	no
Recommended purchase maximum	none	$100,000	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge

- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $100,000	3.00%	3.10%
$100,000 to $249,999	2.75%	2.80%
$250,000 to $499,999	2.25%	2.30%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that are subject to a sales load. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- shareholders holding Class A shares of the fund since December 19, 1994

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A shares.

Due to availability of sales charge discounts for Class A shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within five years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	3.00%
Second year	3.00%
Third year	2.00%
Fourth year	2.00%
Fifth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) approximately six years after the date they were purchased. If you intend to hold your shares less than five years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and non-qualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. When calculating its NAV, the fund's investments generally are valued by one or more independent pricing services approved by the fund's board or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund investors have no access to the fund.

Investments in certain foreign, municipal and thinly traded securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors of the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies

will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	$100
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its existing shares outstanding. The fund's Class A shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any cer-tificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by rein-vesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* Not available online on accounts whose address has been changed within the last 30 days.

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the fund significantly invests in thinly traded securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's frequent trading and fair valuation policy and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends monthly and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or B shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

Complete the application. Mail your application and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing

 By Telephone

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "424" for Class A, "425" for Class B, "426" for Class C, or "427" for Class R. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

| | TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 **In Writing**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing

 **By Telephone**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
————	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 0011001234 • DDA# 044350 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "424" for Class A, "425" for Class B, "426" for Class C, or "427" for Class R.	————

 **Automatically**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
————	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

Dreyfus Premier Limited Term Income Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus Premier Midcap Stock Fund

Seeks capital appreciation by investing
in stocks of midsize companies

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

Dreyfus Premier Midcap Stock Fund

Ticker Symbols **Class A: DPMAX**
Class B: DMSBX
Class C: DMSCX
Class R: DDMRX
Class T: DMSTX



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midsize companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's® MidCap 400 Index (S&P 400).

In selecting securities, Dreyfus uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

Finally, Dreyfus manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P 400.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy.

Concepts to understand

Midsize companies: generally, established companies that may not be well known with market capitalizations ranging between $1 billion and $15 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Midsize companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis and maintains the flexibility to adapt the screening criteria to changes in market conditions.

 MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Midsize company risk.* Midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 400, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the S&P 400 can cause the fund to underperform the index.

- *Value and growth stock risk.* By investing in a mix of value and growth companies, the fund assumes the risks of both. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Derivatives risk.* The fund may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies), and forward contracts. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class R shares from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the S&P 400, a broad measure of midcap stock performance. The returns shown in the table reflect any applicable sales charges. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance of each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class R shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/05*

Share class/ inception date	1 Year	5 Years	10 Years	Since inception
Class R (11/12/93) *returns before taxes*	8.92%	6.43%	11.95%	–
Class R *returns after taxes on distributions*	3.41%	5.28%	9.69%	–
Class R *returns after taxes on distributions and sale of fund shares*	10.13%	5.29%	9.45%	–
Class A (4/6/94) *returns before taxes*	2.41%	4.93%	11.00%	–
Class B (1/16/98) *returns before taxes*	4.73%	5.06%	–	7.31%*
Class C (1/16/98) *returns before taxes*	7.11%	5.38%	–	7.14%
Class T (8/16/99) *returns before taxes*	3.53%	4.93%	–	6.58%
S&P 400 *reflects no deduction for fees, expenses or taxes*	12.56%	8.60%	14.36%	12.12%**

 * *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *Based on life of Class B and Class C. For comparative purposes, the value of the index on 1/31/98 is used as the beginning value on 1/16/98.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



26.70	36.10	8.90	10.84	8.80	-3.97	-12.99	31.20	14.37	8.92
96	97	98	99	00	01	02	03	04	05

Best Quarter:	**Q4 '98**	**+22.30%**
Worst Quarter:	**Q3 '98**	**-16.74%**



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.10	1.10	1.10	1.10	1.10
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	**1.35**	**2.10**	**2.10**	**1.10**	**1.60**

* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$705	$978	$1,272	$2,105
Class B				
with redemption	$613	$958	$1,329	$2,064**
without redemption	$213	$658	$1,129	$2,064**
Class C				
with redemption	$313	$658	$1,129	$2,431
without redemption	$213	$658	$1,129	$2,431
Class R	$112	$350	$606	$1,340
Class T	$605	$932	$1,282	$2,265

** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 1.10% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

John O'Toole has managed the fund since its inception and has been employed by Dreyfus as a portfolio manager since October 1994. Mr. O'Toole is a senior vice president and a portfolio manager for Mellon Equity Associates, LLP, an affiliate of Dreyfus. He has been employed by Mellon Bank since 1979. The Statement of Additional Information (SAl) provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

Class A	*Year Ended October 31,*				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	18.02	16.68	13.16	13.73	19.99
Investment operations: Investment (loss) – net[1]	(.03)	(.03)	(.03)	(.03)	(.04)
Net realized and unrealized gain (loss) on investments	2.48	1.37	3.55	(.54)	(2.69)
Total from investment operations	2.45	1.34	3.52	(.57)	(2.73)
Distributions: Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period	20.14	18.02	16.68	13.16	13.73
Total Return (%)[2]	13.70	8.10	26.67	(4.15)	(15.81)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment (loss) to average net assets	(.14)	(.17)	(.24)	(.24)	(.31)
Portfolio turnover rate	87.40	77.47	92.97	65.85	82.49
Net assets, end of period ($ x 1,000)	93,533	157,483	146,958	105,449	81,028

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class B	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	17.03	15.87	12.62	13.26	19.57
Investment operations: Investment (loss) − net[1]	(.17)	(.15)	(.13)	(.14)	(.14)
Net realized and unrealized gain (loss) on investments	2.34	1.31	3.38	(.50)	(2.64)
Total from investment operations	2.17	1.16	3.25	(.64)	(2.78)
Distributions: Dividends from net realized gain on investments	(.33)	−	−	−	(3.53)
Net asset value, end of period	18.87	17.03	15.87	12.62	13.26
Total Return (%)[2]	12.84	7.31	25.75	(4.83)	(16.47)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets	(.92)	(.91)	(.98)	(.98)	(1.06)
Portfolio turnover rate	87.40	77.47	92.97	65.85	82.49
Net assets, end of period ($ x 1,000)	33,992	40,755	50,866	42,067	37,556

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class C		*Year Ended October 31,*				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		17.06	15.90	12.64	13.29	19.59
Investment operations:	Investment (loss) – net[1]	(.17)	(.15)	(.13)	(.14)	(.14)
	Net realized and unrealized gain (loss) on investments	2.34	1.31	3.39	(.51)	(2.63)
Total from investment operations		2.17	1.16	3.26	(.65)	(2.77)
Distributions:	Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period		18.90	17.06	15.90	12.64	13.29
Total Return (%)[2]		12.88	7.30	25.79	(4.89)	(16.40)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.10	2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets		(.93)	(.92)	(.99)	(.99)	(1.06)
Portfolio turnover rate		87.40	77.47	92.97	65.85	82.49
Net assets, end of period ($ x 1,000)		16,563	16,041	16,164	11,587	8,203

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class R		2005	2004	2003	2002	2001
			Year Ended October 31,			
Per-Share Data ($):						
Net asset value, beginning of period		18.37	16.95	13.35	13.89	20.14
Investment operations:	Investment income (loss) – net[1]	.02	.02	.01	.00[2]	(.01)
	Net realized and unrealized gain (loss) on investments	2.53	1.40	3.59	(.54)	(2.71)
Total from investment operations		2.55	1.42	3.60	(.54)	(2.72)
Distributions:	Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period		20.59	18.37	16.95	13.35	13.89
Total Return (%)		13.99	8.38	26.97	(3.89)	(15.56)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.10	1.10	1.10	1.10	1.10
Ratio of net investment income (loss) to average net assets		.08	.09	.04	.02	(.06)
Portfolio turnover rate		87.40	77.47	92.97	65.85	82.49
Net assets, end of period ($ x 1,000)		31,738	39,215	59,256	73,575	86,251

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01 per share.*

Class T	*Year Ended October 31,*				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	17.77	16.49	13.05	13.64	19.93
Investment operations: Investment (loss) − net[1]	(.08)	(.07)	(.07)	(.12)	(.07)
Net realized and unrealized gain (loss) on investments	2.45	1.35	3.51	(.47)	(2.69)
Total from investment operations	2.37	1.28	3.44	(.59)	(2.76)
Distributions: Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period	19.81	17.77	16.49	13.05	13.64
Total Return (%)[2]	13.44	7.83	26.28	(4.32)	(16.04)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.60	1.60	1.60	1.60	1.60
Ratio of net investment (loss) to average net assets	(.43)	(.42)	(.49)	(.83)	(.53)
Portfolio turnover rate	87.40	77.47	92.97	65.85	82.49
Net assets, end of period ($ x 1,000)	1,388	1,570	1,486	734	243

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares, and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fees)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

· plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge

· qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

· plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential

· invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

· qualify for a reduced or waived sales charge

· are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that are subject to a sales load. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates
- board members of Dreyfus and board members of the Dreyfus Family of Funds
- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor
- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards
- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts
- investors who have continuously owned shares of the fund since before the imposition of a sales load

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans
- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored, qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) approximately six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and non-qualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in foreign securities, small-capitalization equity securities and certain other thinly traded securities may provide short term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors of the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment —Shareholder Guide —General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its existing shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any cer–tificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by rein–vesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

· if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

· the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

· amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

· requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the fund significantly invests in thinly traded small-capitalization equity securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the dollar amount you want to sell
• the share class
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "404" for
Class A, "470" for Class B, "471" for Class C, "403" for Class R, or "563" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more. |
|---|---|---|

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.	Write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld
Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").
		Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing

 **By Telephone**

_____	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable	_____
	Electronic check Same as wire, but before your 14-digit account number insert "404" for Class A, "470" for Class B, "471" for Class C, "403" for Class R, or "563" for Class T.	

 **Automatically**

_____	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

For More Information

Dreyfus Premier Midcap Stock Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month–end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0330P0306

Dreyfus Premier
Small Cap Value Fund

Seeks capital appreciation by investing
in small–cap value stocks

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

Note to investors

As of the close of business on January 9, 2006, the fund is closed to new investors. Shareholders of the fund on that date (the closing date) may continue to buy shares for existing accounts. Any shareholder whose fund account has a zero balance on or after the closing date may not purchase fund shares for such account nor open a new account. Investors who did not own shares of the fund as of the closing date generally will not be permitted to buy shares of the fund, with three exceptions. First, new accounts may be opened by participants in group employer retirement plans (and their successor plans), provided that the plans are approved by Dreyfus and had established the fund as an investment option under the plans by the closing date. Second, new accounts may be opened by discretionary wrap accounts that are approved by Dreyfus and that established the fund as an investment option under the discretionary wrap accounts before the closing date. Third, new accounts may be opened for the fund's primary portfolio managers and board members who do not have existing accounts. Financial institutions maintaining omnibus accounts with the fund are prohibited from accepting purchase orders from new investors after the closing date. Investors may be required to demonstrate eligibility to buy shares of the fund before an investment is accepted after the closing date. The board reserves the right to reopen the fund to new investors should circumstances change.

Dreyfus Premier Small Cap Value Fund

Ticker Symbols | **Class A: DSVAX**
Class B: DSVBX
Class C: DSVCX
Class R: DSVRX
Class T: DSVTX

The Fund



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small U.S. companies. Dreyfus uses a disciplined process that combines computer modeling techniques, fundamental analysis and risk management to select undervalued stocks for the fund. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Russell 2000® Value Index (Russell 2000 Value).

In selecting securities, Dreyfus uses a computer model to identify and rank undervalued stocks. Undervalued stocks are normally characterized by relatively low price-to-earnings and low price-to-book ratios. The model analyzes how a stock is priced relative to its perceived intrinsic value.

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research.

Then the portfolio is constructed so that its sector weightings and risk characteristics are generally similar to those of the Russell 2000 Value.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy.

Concepts to understand

Small companies: generally new and often entrepreneurial companies with market capitalizations ranging between $100 million and $3 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Small companies tend to grow faster than larger companies, but frequently are more volatile, more vulnerable to major setbacks and have a higher failure rate than larger companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis and maintains the flexibility to adapt the screening criteria to changes in market conditions.

Russell 2000 Value: an unmanaged index of small-cap value stock performance.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Small company risk.* Small companies carry additional risks because their operating histories tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of smaller companies' securities and the fund's ability to sell them when the portfolio managers deem it appropriate. These companies may have limited product lines, markets and/or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Value stock risk.* Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio managers misgauged that worth. They also may decline in price even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the Russell 2000 Value, the fund holds fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

- *Derivatives risk.* The fund may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies), and forward contracts. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class A shares from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the fund's share classes to those of the Russell 2000 Value, a widely recognized, unmanaged index of small-cap value stock performance. The returns shown in the table reflect any applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance of each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/05*

Share class/ Inception date	1 Year	5 Year	Since inception
Class A (4/1/98) *returns before taxes*	**-2.84%**	**13.08%**	**8.39%**
Class A *returns after taxes on distributions*	**-3.65%**	**12.25%**	**7.84%**
Class A *returns after taxes on distributions and sale of fund shares*	**-1.58%**	**11.04%**	**7.08%**
Class B (4/1/98) *returns before taxes*	**-1.71%**	**13.36%**	**8.60%***
Class C (4/1/98) *returns before taxes*	**1.30%**	**13.58%**	**8.42%**
Class R (4/1/98) *returns before taxes*	**3.33%**	**14.71%**	**9.51%**
Class T (3/1/00) *returns before taxes*	**-1.83%**	**13.12%**	**14.87%**
Russell 2000 Value *reflects no deduction for fees, expenses or taxes*	**4.71%**	**13.55%**	**9.16%****

  * *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*
 ** *Based on the life of Class A, Class B, Class C and Class R. For comparative purposes, the value of the index on 3/31/98 is used as the beginning value on 4/1/98.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



| 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 | 05 |

Best Quarter:	Q2 '03	+25.36%
Worst Quarter:	Q3 '02	-19.37%



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.25	1.25	1.25	1.25	1.25
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	**1.50**	**2.25**	**2.25**	**1.25**	**1.75**

* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$719	$1,022	$1,346	$2,263
Class B				
with redemption	$628	$1,003	$1,405	$2,223**
without redemption	$228	$703	$1,205	$2,223**
Class C				
with redemption	$328	$703	$1,205	$2,585
without redemption	$228	$703	$1,205	$2,585
Class R	$127	$397	$686	$1,511
Class T	$620	$976	$1,356	$2,420

** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 1.25% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six months ended April 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Ronald P. Gala and Adam T. Logan have been the fund's primary portfolio managers since April 2005. Mr. Gala has been employed by Dreyfus as a portfolio manager since October 1994 and is also a senior vice president, senior portfolio manager and principal officer of Mellon Equity Associates, LLP (MEA), an affiliate of Dreyfus, which he joined in 1993. Mr. Logan has been employed by Dreyfus as a portfolio manager since March 2003 and is also a vice president and portfolio manager of MEA, which he joined in 1998. The Statement of Additional Information (SAl) provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

Class A		*Year Ended October 31,*				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		20.19	17.43	12.32	12.11	11.75
Investment operations:	Investment income (loss) − net[1]	(.02)	.03	.04	.05	.10
	Net realized and unrealized gain (loss) on investments	2.46	3.50	5.07	.25	.32
Total from investment operations		2.44	3.53	5.11	.30	.42
Distributions:	Dividends from investment income − net	−	−	−	(.06)	(.06)
	Dividends from net realized gain on investments	(1.14)	(.77)	−	(.03)	−
Total distributions		(1.14)	(.77)	−	(.09)	(.06)
Net asset value, end of period		21.49	20.19	17.43	12.32	12.11
Total Return (%)[2]		12.29	20.86	41.48	2.47	3.55
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.50	1.50	1.50	1.50	1.51
Ratio of net investment income (loss) to average net assets		(.08)	.16	.27	.33	.82
Portfolio turnover rate		100.57	136.35	147.81	95.03	112.09
Net assets, end of period ($ x 1,000)		387,991	116,828	17,901	8,260	4,574

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class B		Year Ended October 31,				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		19.44	16.91	12.04	11.89	11.56
Investment operations:	Investment income (loss) − net[1]	(.18)	(.13)	(.06)	(.06)	.00[2]
	Net realized and unrealized gain (loss) on investments	2.38	3.43	4.93	.26	.33
Total from investment operations		2.20	3.30	4.87	.20	.33
Distributions:	Dividends from investment income − net	−	−	−	(.02)	−
	Dividends from net realized gain on investments	(1.14)	(.77)	−	(.03)	−
Total distributions		(1.14)	(.77)	−	(.05)	−
Net asset value, end of period		20.50	19.44	16.91	12.04	11.89
Total Return (%)[3]		11.44	20.18	40.45	1.69	2.85
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.25	2.25	2.25	2.25	2.27
Ratio of net investment income (loss) to average net assets		(.86)	(.73)	(.45)	(.44)	.03
Portfolio turnover rate		100.57	136.35	147.81	95.03	112.09
Net assets, end of period ($ x 1,000)		31,755	23,897	19,519	12,804	6,591

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

	Year Ended October 31,				
Class C	**2005**	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	19.46	16.94	12.06	11.90	11.57
Investment operations: Investment income (loss) − net[1]	(.17)	(.12)	(.06)	(.06)	.01
Net realized and unrealized gain (loss) on investments	2.37	3.41	4.94	.25	.32
Total from investment operations	2.20	3.29	4.88	.19	.33
Distributions: Dividends from net realized gain on investments	(1.14)	(.77)	−	(.03)	−
Net asset value, end of period	20.52	19.46	16.94	12.06	11.90
Total Return (%)[2]	11.49	20.02	40.46	1.61	2.85
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.25	2.25	2.25	2.25	2.27
Ratio of net investment income (loss) to average net assets	(.84)	(.63)	(.45)	(.44)	.05
Portfolio turnover rate	100.57	136.35	147.81	95.03	112.09
Net assets, end of period ($ x 1,000)	65,973	26,828	6,598	4,996	2,012

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class R		Year Ended October 31,				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		20.39	17.54	12.36	12.17	11.80
Investment operations:	Investment income − net [1]	.04	.10	.08	.08	.14
	Net realized and unrealized gain (loss) on investments	2.48	3.52	5.10	.25	.32
Total from investment operations		2.52	3.62	5.18	.33	.46
Distributions:	Dividends from investment income − net	−	−	−	(.11)	(.09)
	Dividends from net realized gain on investments	(1.14)	(.77)	−	(.03)	−
Total distributions		(1.14)	(.77)	−	(.14)	(.09)
Net asset value, end of period		21.77	20.39	17.54	12.36	12.17
Total Return (%)		12.58	21.26	41.91	2.64	3.88
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.25	1.25	1.25	1.25	1.26
Ratio of net investment income to average net assets		.20	.58	.55	.58	1.07
Portfolio turnover rate		100.57	136.35	147.81	95.03	112.09
Net assets, end of period ($ x 1,000)		187,464	15,740	1,998	1,154	589

[1] *Based on average shares outstanding at each month end.*

| | | | Year Ended October 31, | | |
Class T	**2005**	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	19.99	17.30	12.25	12.10	11.72
Investment operations: Investment income (loss) − net[1]	(.07)	(.02)	.00[2]	.01	.06
Net realized and unrealized gain (loss) on investments	2.43	3.48	5.05	.25	.35
Total from investment operations	2.36	3.46	5.05	.26	.41
Distributions: Dividends from investment income − net	−	−	−	(.08)	(.03)
Dividends from net realized gain on investments	(1.14)	(.77)	−	(.03)	−
Total distributions	(1.14)	(.77)	−	(.11)	(.03)
Net asset value, end of period	21.21	19.99	17.30	12.25	12.10
Total Return (%)[3]	12.00	20.61	41.22	2.09	3.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.75	1.75	1.75	1.75	1.77
Ratio of net investment income (loss) to average net assets	(.32)	(.12)	.00[4]	.05	.52
Portfolio turnover rate	100.57	136.35	147.81	95.03	112.09
Net assets, end of period ($ x 1,000)	15,353	3,282	795	225	48

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01.*
[3] *Exclusive of sales charge.*
[4] *Amount represents less than .01%.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares, and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fees)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that are subject to a sales load. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates
- board members of Dreyfus and board members of the Dreyfus Family of Funds
- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor
- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards
- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans
- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored, qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) approximately six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and non-qualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in foreign securities, small-capitalization equity securities and certain other thinly traded securities may provide short term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors of the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its existing shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher operating expenses and a CDSC.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certifi-cates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

· if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

· the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

· amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

· requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the fund significantly invests in thinly traded small-capitalization equity securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest and income distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain other foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing ───

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone ───

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044350
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044350
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "462" for Class A, "463" for Class B, "465" for Class C, "466" for Class R, or "567" for Class T

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more. |
|---|---|---|

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide − Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 **By Telephone**

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044350
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "462" for Class A, "463" for Class B, "465" for Class C, "466" for Class R or "567" for Class T.

 **Automatically**

TO ADD TO AN ACCOUNT

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

For More Information

Dreyfus Premier Small Cap Value Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's managers discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0148P0306

Dreyfus Premier
Tax Managed Growth Fund

Seeks long-term capital appreciation while minimizing taxable gains and income
by investing in large-cap stocks and using a tax-managed strategy

PROSPECTUS March 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

Dreyfus Premier Tax Managed Growth Fund



GOAL/APPROACH

The fund seeks long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. This objective may be changed without shareholder approval. To pursue this goal, the fund normally invests at least 80% of its assets in common stocks and employs a tax-managed strategy. The fund focuses on "blue chip" companies with market capitalizations exceeding $5 billion at the time of purchase, including multinational companies. The fund may invest up to 10% of its assets in foreign securities.

In choosing stocks, the fund first identifies economic sectors that it believes will expand over the next three to five years or longer. Using fundamental analysis, the fund then seeks companies within these sectors that have dominant positions in their industries and that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. The fund is also alert to companies which it considers undervalued in terms of current earnings, assets or growth prospects.

The fund attempts to enhance after-tax returns by minimizing its annual taxable distributions to shareholders. To do so, the fund employs a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover rate of below 15%. The fund typically sells a stock when it believes there is a significant adverse change in a company's business fundamentals that may lead to a sustained impairment in earnings power.

Concepts to understand

Tax-managed strategy: an approach to managing a fund that seeks to reduce current tax liabilities. The fund seeks to minimize taxable distributions, particularly short-term capital gains and current income, which are taxed at a higher rate than long-term capital gains. For example, when selling securities, the fund generally will select those shares bought at the highest price to minimize capital gains. When this would produce short-term capital gains, however, the fund may sell those highest-cost shares with a long-term holding period.

Multinational companies: large, established, globally managed companies that manufacture and distribute their products and services throughout the world. These companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies. They may be subject to the risks that are involved in investing in foreign securities.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Blue chip risk.* By focusing on large-capitalization, high quality stocks, the fund may underperform its benchmark during periods when lower quality, smaller-capitalization companies are in favor.

- *Market sector risk.* The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objectives.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the performance of the fund's Class A shares from year to year. Sales loads are not reflected in the bar chart; if they were, the returns shown would have been lower. The table compares the average annual total returns for each of the fund's share classes to those of the Standard & Poor's 500® Composite Stock Price Index (S&P 500), a broad measure of large-cap stock performance. Sales loads are reflected in the performance table. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



| Best Quarter: | Q4 '98 | +20.53% |
| Worst Quarter: | Q3 '02 | -15.00% |

Average annual total returns *as of 12/31/05*

Share class/ inception date	1 Year	5 Years	Since inception
Class A (11/4/97) *returns before taxes*	-2.29%	-2.16%	3.06%
Class A *returns after taxes on distributions*	-2.40%	-2.24%	3.01%
Class A *returns after taxes on distributions and sale of fund shares*	-1.34%	-1.83%	2.64%
Class B (11/4/97) *returns before taxes*	-1.02%	-2.11%	3.24%*
Class C (11/4/97) *returns before taxes*	1.99%	-1.71%	3.04%
Class R (5/14/04) *returns before taxes*	4.04%	–	5.22%
Class T (11/4/97) *returns before taxes*	-1.22%	-2.14%	2.97%
S&P 500 *reflects no deduction for fees, expenses or taxes*	4.91%	0.54%	5.49%**

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *Based on the life of Class A, Class B, Class C and Class T. For comparative purposes, the value of the index on 10/31/97 is used as the beginning value on 11/4/97.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.10	1.10	1.10	1.10	1.10
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.01**	.01**	.01**	.00	.01**
Total	**1.36**	**2.11**	**2.11**	**1.10**	**1.61**

 * *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*
** *The 0.01% amount noted in "Other expenses" reflects interest payments.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$706	$981	$1,277	$2,116
Class B				
with redemption	$614	$961	$1,334	$2,075***
without redemption	$214	$661	$1,134	$2,075***
Class C				
with redemption	$314	$661	$1,134	$2,441
without redemption	$214	$661	$1,134	$2,441
Class R	$112	$350	$606	$1,340
Class T	$606	$935	$1,287	$2,275

*** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment advisers

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 1.10% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's annual report for the fiscal year ended October 31, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus has engaged Fayez Sarofim & Co. (Sarofim & Co.), located at Two Houston Center, Suite 2907, Houston, Texas 77010, to serve as the fund's sub-investment adviser. Sarofim & Co., subject to Dreyfus' supervision and approval, provides investment advisory assistance and research and the day-to-day management of the fund's investments. Sarofim & Co. managed approximately $38.4 billion in assets, which include investment advisory services for five other registered investment companies having aggregate assets of approximately $6.2 billion as of December 31, 2005.

Fayez Sarofim, president and chairman of Sarofim & Co., has been the fund's primary portfolio manager since the fund's inception. Mr. Sarofim founded Fayez Sarofim & Co. in 1958.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus, Sarofim & Co. and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The codes of ethics of Dreyfus and Sarofim & Co. restrict the personal securities transactions of Dreyfus' and Sarofim & Co.'s respective employees, and require portfolio managers and other investment personnel to comply with the relevant code's preclearance and disclosure procedures. The primary purpose of each code is to ensure that personal trading by Dreyfus or Sarofim & Co. employees does not disadvantage any fund managed by Dreyfus or Sarofim & Co., respectively.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
Class A		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		15.26	14.86	13.51	15.27	18.88
Investment operations:	Investment income – net[1]	.20	.12	.10	.07	.05
	Net realized and unrealized gain (loss) on investments	1.08	.40	1.25	(1.83)	(3.66)
Total from investment operations		1.28	.52	1.35	(1.76)	(3.61)
Distributions:	Dividends from investment income – net	(.19)	(.12)	–	–	–
Net asset value, end of period		16.35	15.26	14.86	13.51	15.27
Total Return (%)[2]		8.41	3.48	9.99	(11.53)	(19.12)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.36	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets		1.22	.77	.74	.44	.27
Portfolio turnover rate		1.06	.72	3.51	7.25	3.56
Net assets, end of period ($ x 1,000)		104,506	91,759	80,401	68,183	70,431

[1] Based on average shares outstanding at each month end.
[2] Exclusive of sales charge.

| | | *Year Ended October 31,* | | | | |
Class B		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		14.60	14.22	13.03	14.83	18.48
Investment operations:	Investment income (loss) – net[1]	.09	.00[2]	.00[2]	(.05)	(.08)
	Net realized and unrealized gain (loss) on investments	1.03	.38	1.19	(1.75)	(3.57)
Total from investment operations		1.12	.38	1.19	(1.80)	(3.65)
Distributions:	Dividends from investment income – net	(.04)	(.00)[2]	–	–	–
Net asset value, end of period		15.68	14.60	14.22	13.03	14.83
Total Return (%)[3]		7.60	2.77	9.13	(12.14)	(19.75)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.11	2.10	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets		.60	.02	.01	(.32)	(.48)
Portfolio turnover rate		1.06	.72	3.51	7.25	3.56
Net assets, end of period ($ x 1,000)		57,804	102,007	142,689	146,118	182,073

[1] Based on average shares outstanding at each month end.
[2] Amount represents less than $.01 per share.
[3] Exclusive of sales charge.

| | | *Year Ended October 31,* | | | | |
Class C		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		14.59	14.22	13.03	14.82	18.47
Investment operations:	Investment income (loss) – net[1]	.08	.00[2]	.00[2]	(.05)	(.08)
	Net realized and unrealized gain (loss) on investments	1.03	.38	1.19	(1.74)	(3.57)
Total from investment operations		1.11	.38	1.19	(1.79)	(3.65)
Distributions:	Dividends from investment income – net	(.06)	(.01)	–	–	–
Net asset value, end of period		15.64	14.59	14.22	13.03	14.82
Total Return (%)[3]		7.54	2.73	9.13	(12.08)	(19.76)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.11	2.10	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets		.53	.02	.01	(.31)	(.48)
Portfolio turnover rate		1.06	.72	3.51	7.25	3.56
Net assets, end of period ($ x 1,000)		41,677	51,391	59,007	58,289	59,104

[1] Based on average shares outstanding at each month end.
[2] Amount represents less than $.01 per share.
[3] Exclusive of sales charge.

Class R	Year Ended October 31,	
	2005	2004[1]
Per-Share Data ($):		
Net asset value, beginning of period	15.28	15.56
Investment operations: Investment income − net[2]	.25	.06
Net realized and unrealized gain (loss) on investments	1.07	(.34)
Total from investment operations	1.32	(.28)
Distributions: Dividends from investment income − net	(.22)	−
Net asset value, end of period	16.38	15.28
Total Return (%)	8.73	(1.80)[3]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.10	.51[3]
Ratio of net investment income to average net assets	1.48	.41[3]
Portfolio turnover rate	1.06	.72
Net assets, end of period ($ x 1,000)	1	1

[1] From May 14, 2004 (commencement of initial offering) to October 31, 2004.

[2] Based on average shares outstanding at each month end.

[3] Not annualized.

Class T	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	15.04	14.64	13.36	15.12	18.75
Investment operations: Investment income (loss) − net[1]	.17	.08	.07	.03	.00[2]
Net realized and unrealized gain (loss) on investments	1.05	.39	1.21	(1.79)	(3.63)
Total from investment operations	1.22	.47	1.28	(1.76)	(3.63)
Distributions: Dividends from investment income − net	(.14)	(.07)	−	−	−
Net asset value, end of period	16.12	15.04	14.64	13.36	15.12
Total Return (%)[3]	8.12	3.25	9.58	(11.64)	(19.36)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.61	1.60	1.60	1.60	1.60
Ratio of net investment income (loss) to average net assets	1.04	.52	.51	.18	.02
Portfolio turnover rate	1.06	.72	3.51	7.25	3.56
Net assets, end of period ($ x 1,000)	3,857	4,641	5,135	5,615	7,404

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares, and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fee)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that are subject to a sales load. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members*. You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) approximately six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and non-qualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in foreign securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	$100
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its existing shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any cer-tificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by rein-vesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, Class B or Class T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **— In Writing —**

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 **— By Telephone —**

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044350
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044350
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your account number insert "450" for Class A, "451" for Class B, "452" for Class C, "450" for Class R, or "453" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 In Writing

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 By Telephone

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044350
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

Electronic check Same as wire, but before your account number insert "450" for Class A, "451" for Class B, "452" for Class C, "450" for Class R, or "453" for Class T.

 Automatically

TO ADD TO AN ACCOUNT

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

NOTES

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Premier Tax Managed Growth Fund
A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month–end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of port–folio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.



0149P0306